    As filed with the Securities and Exchange Commission on October 16, 1997
                                                           REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------

                          M/I SCHOTTENSTEIN HOMES, INC.
             (Exact name of Registrant as specified in its charter)
                                 ---------------
           OHIO                                              31-1210837
 (State or other jurisdiction                             (I.R.S. Employer
of incorporation or organization)                       Identification Number)

                            3 EASTON OVAL, SUITE 500
                              COLUMBUS, OHIO 43219
                                 (614) 418-8000
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)
                                 ---------------

                                 PAUL S. COPPEL
                          M/I SCHOTTENSTEIN HOMES, INC.
                            3 EASTON OVAL , SUITE 500
                              COLUMBUS, OHIO 43219
                                 (614) 418-8000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

       RONALD A. ROBINS, JR.                       JOHN SCHUSTER
       VORYS, SATER, SEYMOUR AND PEASE             CAHILL GORDON & REINDEL
       52 EAST GAY STREET                          80 PINE STREET
       COLUMBUS, OHIO 43215                        NEW YORK, NEW YORK 10005
       (614) 464-6400                              (212) 701-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            PROPOSED MAXIMUM
        TITLE OF EACH CLASS                AMOUNT TO BE            PROPOSED MAXIMUM         AGGREGATE OFFERING       AMOUNT OF
   OF SECURITIES TO BE REGISTERED         REGISTERED (1)      OFFERING PRICE PER UNIT(2)          PRICE(2)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value......       2,610,000 shares              $15.8125               $41,270,625              $12,555
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares of Common Stock which the Underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                  SUBJECT TO COMPLETION, DATED OCTOBER 16, 1997
PROSPECTUS
                                2,310,000 SHARES
                                   [M/I LOGO]
                          M/I SCHOTTENSTEIN HOMES, INC.
                                  COMMON STOCK

                                 ---------------

         Of the 2,310,000 shares of Common Stock, offered hereby (the "Offering"), 2,000,000 shares are being sold by M/I Schottenstein Homes, Inc. (the "Company") and 310,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

         The Common Stock is listed on the New York Stock Exchange under the symbol "MHO." The last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $16.125 per share on October 14, 1997. See "Price Range of Common Stock and Dividend Policy."

         SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================= ==================== ==================== ==================== ===================
                                                                 UNDERWRITING                              PROCEEDS TO
                                             PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                              PUBLIC           COMMISSIONS (1)        COMPANY (2)        SHAREHOLDERS (3)
--------------------------------------- -------------------- -------------------- -------------------- -------------------
Per Share...........................    $                    $                    $                    $
--------------------------------------- -------------------- -------------------- -------------------- -------------------
Total (4)...........................    $                    $                    $                    $
======================================= ==================== ==================== ==================== ===================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting estimated expenses of $250,000, payable by the Company, and the underwriting discounts and commissions of the Selling Shareholders of $ .

(3) Excludes underwriting discounts and commissions, which are being paid by the Company, and expenses of $18,600, payable by the Selling Shareholders.

(4) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting
     Discounts and Commissions, and Proceeds to Company will be $       , $    ,
     and $     , respectively.

                                 ---------------

         The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions. It is expected that the shares of Common Stock offered hereby will be available for delivery on or about , 1997, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of The Depositary Trust Company.

                                 ---------------

 SMITH BARNEY INC.
                              SALOMON BROTHERS INC
                                                            SOUTHEAST RESEARCH
                                                               PARTNERS, INC.

        , 1997.

The following legend shall run sideways down the front cover of the Prospectus:
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.





[Appearing on page 2 and the inside back cover of the prospectus will be 4-color pictures of homes offered by the Company in several of the Company's markets and a map showing such markets]














         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              SAFE HARBOR STATEMENT
                              ---------------------

         The Company wishes to take advantage of the safe harbor provisions included in the Private Securities Litigation Reform Act of 1995. Accordingly, in addition to historical information, this Prospectus contains certain forward-looking statements, including, but not limited to, statements regarding the Company's future financial performance and financial condition. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein are not guarantees of future performance, and actual results may differ materially from those in such forward-looking statements as a result of various factors, including but not limited to, those referred under "Risk Factors" herein.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) included elsewhere in this Prospectus or incorporated by reference herein. Unless the context indicates otherwise, all references in this Prospectus to the "Company" refer collectively to M/I Schottenstein Homes, Inc., its predecessor entities and its subsidiaries, including M/I Financial Corp. ("M/I Financial"). Unless otherwise indicated, information set forth herein assumes no exercise of the Underwriters' over-allotment option.

                                   THE COMPANY

         M/I Schottenstein Homes, Inc. is one of the nation's leading homebuilders. The Company sells and constructs single-family homes to the entry level, move-up and empty nester buyer under the Horizon, M/I Homes and Showcase Homes tradenames. In 1996, the Company was the fourteenth largest U.S. single-family homebuilder (based on total revenue) as ranked by Builder Magazine. The Company sells its homes in eleven geographic markets including Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; Virginia, Maryland and, recently, Phoenix, Arizona. The Company currently offers seven distinct lines of single-family homes ranging in price from approximately $80,000 to $750,000 with an average sales price in 1996 of $173,000. During the year ended December 31, 1996, the Company delivered a record 3,246 homes and had revenues of $577.2 million and net income of $12.8 million, the highest in the Company's history. The Company has experienced a compound annual growth rate over the five-year period from 1992 through 1996 with respect to its revenues and net income of 11.6% and 15.1% (17.9% excluding extraordinary items), respectively.

         The Company is the leading homebuilder in the Columbus, Ohio market and has been the number one builder of single-family detached homes in this market for each of the past eight years. In addition, the Company is currently one of the top ten homebuilders in each of its Ohio, Florida, Indiana and North Carolina markets and believes it is well positioned to further penetrate these and its other markets. The Company's growth strategy targets both product line expansion and geographical diversification. With respect to geographical diversification, the Company has expanded into new markets through the opening of new divisions rather than through acquisitions. To complement its M/I Homes ($115,000 - $230,000 sales price range) and Showcase Homes ($180,000 - $400,000 sales price range) lines, the affordably priced Horizon line ($80,000 - $140,000 sales price range), which appeals to the first time homebuyer, was introduced by the Company in 1993 and has been very successful. The Company has expanded this entry level product into a majority of its other markets.

         The Company believes it distinguishes itself from competitors by offering homes located in selective areas that have a higher level of design and construction quality within a given price range and by providing superior customer service. The Company also believes that by offering homes at a variety of price points, the Company attracts a wide range of buyers, many of whom were previous Horizon, M/I or Showcase homeowners. The Company supports its homebuilding operations by providing mortgage financing services through M/I Financial as well as title-related services.

                                BUSINESS STRATEGY

         The Company's business strategy emphasizes the following key objectives:

         Focus on profitability. The Company focuses on improving profitability while maintaining the high quality of its homes and of its customer service. The Company focuses on gross margins by stressing the features, benefits, quality and design of its homes in the sale process and by minimizing speculative building. The Company also value engineers its homes by working with its sub-contractors and suppliers to provide attractive home features while minimizing raw material and construction costs.

         Maintain conservative and selective land policies. The Company's profitability is largely dependent on the quality of its subdivision locations; therefore, the Company focuses on locating and controlling land in the most desirable areas of its markets. The Company is very conservative in its land acquisition policies and only purchases land already zoned and serviceable by utilities. The Company seeks to control a three- to five-year supply of land in each of its markets. The Company believes its expertise in developing land gives the Company a competitive advantage in controlling attractive locations at competitive costs, and, as a result, developed approximately 50% of its communities as of December 31, 1996. The Company focuses on inventory management and maintains conservative accounting policies. At December 31, 1996, the Company owned 5,705 lots and controlled an additional 7,951 pursuant to contracts.

         Maintain or increase market position in current markets. The Company has been the leading builder of single-family detached homes in the Columbus market for the last eight years. The Company seeks to maintain its leading position by continuing to provide high quality homes and superior customer service. The Company believes there are significant opportunities to profitably expand in each of its other markets, by increasing its product offerings, continuing to acquire land in desirable locations and constructing and selling homes with the same commitment to customer service that has accounted for the Company's historical success. In addition, the Company continues to explore expanding into new markets through either internal growth (such as the expansion into Phoenix, Arizona late in 1996) or acquisitions.

         Provide superior customer service. The overriding Company philosophy is to provide superior service to its customers. The Company offers a wide array of functional and innovative designs and involves the customer in virtually every phase of its operations from the beginning of the selling process through construction, closing and service after delivery. The Company's selling process focuses on the homes' features, benefits, quality and design as opposed to merely price and square footage. In certain markets, the Company utilizes design centers to enhance the selling process and increase the sale of optional features which typically carry higher margins. In addition, the Company assists many of its customers with financing and provides attractive warranties. As a result, based on the responses to the Company's customer questionnaire, for the sixth year in a row, approximately 95% of the Company's customers would recommend the Company to a potential buyer.

         Offer product breadth and innovative design. The Company devotes significant resources to the research and design of its homes to better meet the needs of its customers. The Company offers seven distinct product lines and more than 200 different floor plans and elevations. In addition to providing customers with a wide variety of choices, the Company believes it offers a higher level of design and construction quality within a given price range. In addition, the Company has introduced and utilized innovative design concepts, such as themed communities, rear garages and rear alley access.

         Maintain decentralized operations with experienced management. The Company believes that each of its markets has unique characteristics and, therefore, is managed locally with dedicated, on-site management personnel. Each of the Company's managers possesses intimate knowledge of his or her particular market and is encouraged to be entrepreneurial in order to best meet the needs of such market. The Company's incentive compensation structure rewards each manager based on financial performance and income growth, as well as customer satisfaction.




         The Company maintains its executive offices at 3 Easton Oval, Suite 500, Columbus, Ohio 43219 and its telephone number is (614) 418-8000.

                                  THE OFFERING

         Common Stock offered by:

           The Company......................     2,000,000 shares
           The Selling Shareholders.........       310,000 shares (1)
                                                 ----------------

                  Total Common Stock
                       offered..............     2,310,000 shares


  Common Stock to be outstanding after
       the Offering.........................     9,597,561 shares (2)
  New York Stock Exchange Symbol............     MHO
  Use of proceeds...........................     The net proceeds to the Company
                                                 from the Offering will be used
                                                 to reduce indebtedness under
                                                 revolving credit facilities and
                                                 for general corporate purposes.
                                                 The Company will not receive
                                                 any proceeds from the sale of
                                                 Common Stock by the Selling
                                                 Shareholders. The Company has
                                                 agreed to reimburse the Selling
                                                 Shareholders for all
                                                 underwriting discounts and
                                                 commissions.

-------------

(1) In addition, Robert H. Schottenstein and Steven Schottenstein have agreed to purchase an aggregate of 50,000 shares of Common Stock from certain of the Selling Shareholders at the price to public set forth on the cover page of this Prospectus immediately after the consummation of the Offering.

(2) Does not include 214,450 additional shares of Common Stock subject to outstanding options as of September 30, 1997, of which options to purchase 76,040 shares were exercisable on that date.




                                  RISK FACTORS

         Investment in the Common Stock involves certain risks discussed under "Risk Factors" that should be considered by prospective investors.

                SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                   FOR THE SIX MONTHS ENDED
                                                   FOR THE YEARS ENDED DECEMBER 31,                         JUNE 30,
                                   ---------------------------------------------------------------   ---------------------
                                      1992           1993          1994        1995         1996        1996        1997
                                   ---------     ----------      --------   ---------    ---------   ---------   ---------
INCOME STATEMENT DATA:
  Revenue.......................   $ 372,026     $  446,060      $491,719   $ 527,822    $577,192    $233,215    $ 251,843
  Gross profit (1)..............      64,563         80,535        88,165      95,861     109,103      45,285       50,311
  Operating income (2)..........      21,069         28,513        29,158      30,704      36,180      15,024       17,976
  Income before income taxes
      and extraordinary loss....      12,172         18,548        19,193      16,506      23,077       8,996       12,915
  Net income (3)................   $   7,304      $  11,198      $ 11,613   $   9,876    $ 12,823    $  5,259    $   7,687
  Net income per share (3)......   $    1.33      $    1.87      $   1.32   $    1.12    $   1.46    $   0.60    $    0.90
  Weighted average number of
      shares outstanding (in
      thousands)................       5,500          5,975         8,800       8,800       8,800       8,800        8,507
  Supplemental net income per
      share (4).................                                                         $   1.41                $    0.84
  Weighted average number of
      shares used in computing
      supplemental net income
      per share (in
      thousands) (4)............                                                            9,598                    9,598
OPERATING DATA:
  Gross profit margin...........        17.4%          18.1%         17.9%       18.2%       18.9%       19.4%        20.0%
  Units:
     New contracts, net.........       2,788          3,222         2,807       3,116       3,162       1,716        1,675
     Homes delivered (5)........       2,546          2,926         2,990       2,952       3,246       1,342        1,333
     Backlog at end of period...       1,144          1,440         1,257       1,421       1,337       1,795        1,679
  Backlog at end of period .....   $ 170,000      $ 228,000      $220,000   $ 240,000    $245,000    $322,000    $ 319,000
  Avg. sales price of homes in
      Backlog                      $     149      $     158      $    176   $     169    $    183    $    179    $     190



                                                                                                      AS OF JUNE 30, 1997
                                                                                                    ------------------------
                                                                                                                     AS
                                                                                                      ACTUAL     ADJUSTED (6)
                                                                                                    ---------    ------------
BALANCE SHEET DATA:
  Cash...........................................................................................   $  11,124    $  11,124
  Homebuilding inventories.......................................................................     281,636      281,636
  Total assets...................................................................................     349,228      349,228
  Total debt, excluding financial operations.....................................................     154,000
  Notes payable banks - financial operations.....................................................       9,580        9,580
  Stockholders' equity...........................................................................     114,756

----------------------

(1)  Gross profit represents revenue less land and housing costs.
(2) Operating income represents gross profit less selling, general and administrative expenses.
(3) Information for 1992 and 1993 includes adjustments to reflect taxation of the Company as a C corporation using a 40% combined tax rate for federal, state and local income taxes. Pro forma information is not provided for 1994, 1995 and 1996, as the Company was taxed as a C corporation during those periods. Information for the year ended December 31, 1996 includes an extraordinary loss in the amount of $1.3 million, net of tax, or $0.14 per share, related to early extinguishment of debt in connection with the redemption of $24.5 million aggregate principal amount of the 14% Subordinated Notes.
(4) Assumes that on January 1, 1996, the Company repurchased 1,202,439 shares of Common Stock at an average price per share of $11.85 and issued 2,000,000 shares of Common Stock, including such 1,202,439 shares which were held in treasury, at an offering price of $16.125 per share and used the net proceeds to pay down the notes payable banks - homebuilding operations. See note 6 of notes to consolidated financial statements. Supplemental net income per share for fiscal 1996 and the six-month period ended June 30, 1997, is calculated based upon net income adjusted for a reduction in after-tax interest expense of $0.7 million and $0.4 million, respectively, relating to the paydown of such debt. See "Use of Proceeds."
(5) Homes delivered represents units for which the closing of sale has occurred and title has transferred to the buyer. Revenue from the sale is recognized upon the closing of the sale.
(6) As adjusted to reflect the sale of 2,000,000 shares of Common Stock being offered by the Company and the application of the net proceeds therefrom to reduce indebtedness under the Bank Credit Facility.

                                  RISK FACTORS

         In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should carefully consider the factors set forth below before purchasing any shares of Common Stock offered hereby.

GENERAL REAL ESTATE, ECONOMIC, INTEREST RATES AND OTHER CONDITIONS

         The homebuilding industry is significantly affected by changes in national and local economic and other conditions, including employment levels, changing demographic considerations, availability of financing, interest rates, consumer confidence and housing demand. In addition, homebuilders are subject to various risks, many of them outside the control of the homebuilder including competitive overbuilding, availability and cost of building lots, availability of materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees. The Company cannot predict whether interest rates will be at levels attractive to prospective homebuyers. If interest rates increase, and in particular mortgage interest rates, the Company's business could be adversely affected.

LAND DEVELOPMENT ACTIVITIES

         The Company develops the lots for a majority of its subdivisions. Therefore, the medium- and long-term financial success of the Company will be dependent on the Company's ability to develop its subdivisions successfully. Acquiring land and committing the financial and managerial resources to develop a subdivision involves significant risks. Before a subdivision generates any revenue, material expenditures are required for items such as acquiring land and constructing subdivision infrastructure (such as roads and utilities).

THE COMPANY'S MARKETS

         The Company's operations are situated in the Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; and Virginia and Maryland metropolitan areas. Adverse general economic conditions in these markets could have a material adverse impact on the operations of the Company. For the year ended December 31, 1996, approximately 38% of the Company's housing revenue and a significant portion of the Company's operating income were derived from operations in its Columbus, Ohio market. The Company's performance could be significantly affected by changes in this market. The Company expanded into a new geographic market, Phoenix, Arizona, in late 1996. A new market may prove to be less stable and may involve delays, problems and expenses not typically found by the Company in the existing markets with which it is familiar.

COMPETITION

         The homebuilding industry is highly competitive. The Company competes in each of its local market areas with numerous national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition, and sales resources than the Company. Builders of new homes compete not only for homebuyers, but also for desirable properties, financing, raw materials and skilled subcontractors. The Company also competes with the resale market for existing homes which provides certain attraction for home buyers over building a new home.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATIONS

         The homebuilding industry is subject to increasing local, state and Federal statutes, ordinances, rules and regulations concerning zoning, resource protection (preservation of woodlands and hillside areas), building design, and construction and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular location. Such regulation affects construction activities, including construction materials which must be used in certain aspects of building design, as well as sales activities and other dealings with homebuyers. The Company must also obtain licenses, permits and approvals from various governmental agencies for its development activities, the granting of which are beyond the Company's control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although the Company cannot predict the impact on the Company of compliance with any such requirements, such requirements could result in time consuming and expensive compliance programs.

         The Company is also subject to a variety of local, state and Federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given project vary greatly according to the project site and the present and former uses of the property. These environmental laws may result in delays, cause the Company to incur substantial compliance costs (including substantial expenditures for pollution and water quality control) and prohibit or severely restrict development in certain environmentally sensitive regions. Although there can be no assurance that it will be successful in all cases, the Company has a general practice of requiring an environmental audit and resolution of environmental issues prior to purchasing land in an effort to avoid major environmental issues in the Company's developments.

         In addition, the Company has been, and in the future may be, subject to periodic delays or may be precluded from developing certain projects due to building moratoriums. These moratoriums generally relate to insufficient water supplies or sewage facilities, delays in utility hook-ups or inadequate road capacity within the specific market area or subdivision. These moratoriums can occur prior to, or subsequent to, commencement of operations by the Company without notice to, or recourse by, the Company.

RISK OF MATERIAL AND LABOR SHORTAGES

         The Company is presently not experiencing any serious material or labor shortages. However, the residential construction industry in the past has, from time to time, experienced serious material and labor shortages, including shortages in insulation, drywall, certain carpentry and framing work and cement, as well as fluctuating lumber prices and supplies. Delays in construction of homes due to these shortages could adversely affect the Company's business.

SIGNIFICANT VOTING CONTROL BY PRINCIPAL SHAREHOLDERS

         Following the closing of the Offering, members of the Irving E. Schottenstein family will beneficially own approximately 29.3% of the outstanding Common Stock. In particular, Irving E. Schottenstein, in his own name and as trustee of trusts for his children, will have the right to vote 2,678,300 shares of Common Stock, or 27.9% of the outstanding shares. Therefore, Irving E. Schottenstein and other members of his family will continue to have significant voting power with respect to the election of the Board of Directors of the Company and, in general, the determination of the outcome of the various matters submitted to the shareholders of the Company for approval.

DEPENDENCE ON KEY EXECUTIVES

         The Company is managed by a relatively small number of executive officers. The loss of the services of one or more of these executive officers could have an adverse effect on the Company's business and operations.
See "Management."

SHARES ELIGIBLE FOR FUTURE SALE

         The shares of Common Stock offered hereby will be freely tradable by persons who are not affiliates of the Company without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the other outstanding shares of Common Stock, other than shares held by affiliates of the Company, are freely tradable. After the Offering, affiliates of the Company will beneficially own approximately 2,829,500 shares in the aggregate. Shares of Common Stock held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder. The Company, its directors and executive officers, the Selling Shareholders and certain other shareholders have agreed not to sell, transfer or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the consent of Smith Barney Inc. for a period of 90 days after the date of this Prospectus, subject to certain limited exceptions, including, but not limited to grants of awards under the Company's existing employee benefit plans or issuances of Common Stock upon the exercise of outstanding stock options. Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the shares of Common Stock in the Offering are estimated to be approximately $29.9 million ($34.4 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds from the Offering to reduce indebtedness under its existing revolving credit facility for homebuilding operations (the "Bank Credit Facility") and for general corporate purposes. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources." The Bank Credit Facility bore interest at a weighted average interest rate of 7.6% and had an outstanding balance of $129.0 million as of June 30, 1997, and matures September 30, 2002. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. The Company has agreed to pay
approximately $     of the underwriting discounts and commissions of the Selling
Shareholders.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         The Company's Common Stock is listed on the New York Stock Exchange under the symbol "MHO." The following table sets forth the high and low sale prices for the Common Stock for the periods indicated, as reported on the New York Stock Exchange Composite Tape.

                                                                                                       1997
                                                   1995                      1996              (THROUGH OCTOBER 14)
                                           ----------------------    ------------------       ---------------------
                                              HIGH         LOW         HIGH       LOW           HIGH          LOW
                                           ---------    --------     -------   --------       --------     --------
Quarter ended March 31................      $   7.63     $   6.50   $  11.75    $  9.75      $  11.13      $  10.00
Quarter ended June 30.................          9.50         6.50      11.00       9.13         11.50         10.13
Quarter ended September 30............         10.38         8.75       9.38       8.25         15.50         11.25
Quarter ended December 31.............         12.50         9.38      11.00       8.38         16.56         15.50

         As of March 14, 1997, there were approximately 300 holders of record of the Common Stock. On October 14, 1997, the last sale price reported on the New York Stock Exchange Composite Tape for the Common Stock was $16.125.

         The Company has not paid dividends on its Common Stock since prior to its initial public offering in November 1993, prior to which time the Company had elected S Corporation status under the Internal Revenue Code of 1986, as amended. The Company does not currently anticipate paying cash dividends on its Common Stock in the foreseeable future. The payment of any future dividends will be subject to the discretion of the Board of Directors of the Company and will depend on the Company's results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends and other factors the Board of Directors deems relevant. The Bank Credit

Facility and the Subordinated Debt Facility (as defined herein) each currently limits the ability of the Company to pay cash dividends on its Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and notes 6 and 7 to the Company's consolidated financial statements.

                                 CAPITALIZATION

         The following table sets forth (i) the capitalization of the Company at June 30, 1997, and (ii) the capitalization of the Company as adjusted to reflect the issuance and sale of the Common Stock offered hereby and the application of the net proceeds therefrom, as described under "Use of Proceeds."

                                                                                      JUNE 30, 1997
                                                                           ----------------------------------
                                                                             ACTUAL            AS ADJUSTED(1)
                                                                           -----------         --------------
                                                                                 (DOLLARS IN THOUSANDS)

Notes payable:
   Notes payable banks - homebuilding operations .................         $   129,000          $
   Notes payable banks - financial operations.....................               9,580
   Subordinated Note Due 2001.....................................              25,000
                                                                           -----------          -----------
         Total notes payable......................................             163,580
                                                                           -----------          -----------

Stockholders' equity:
   Preferred Stock, par value $.01 per share,
      2,000,000 shares authorized, none outstanding...............                  --                   --
   Common Stock, par value $.01 per share,
      38,000,000 shares authorized; 8,300,000 shares
      issued and outstanding; 9,597,561 shares issued and
      outstanding, as adjusted (2)................................                  88
   Treasury stock - at cost (500,000 shares, 0 shares as adjusted)(3)           (5,250)
   Additional paid-in-capital.....................................              50,573
   Retained earnings..............................................              69,345
                                                                           -----------          -----------
      Total stockholders' equity..................................             114,756
                                                                           -----------          -----------
Total capitalization..............................................         $   278,336          $
                                                                           ===========          ===========

--------------

(1) As adjusted to reflect the sale of 2,000,000 shares of Common Stock (including 1,202,439 treasury shares) being offered by the Company and the application of the net proceeds therefrom to reduce indebtedness under the Bank Credit Facility.

(2) Excludes 214,450 additional shares of Common Stock subject to outstanding options, of which options to purchase 76,040 shares were exercisable on June 30, 1997.

(3) On March 15, 1997, and August 1, 1997, the Company purchased 500,000 shares of Common Stock and 702,439 shares of Common Stock, respectively, from members of the Melvin L. Schottenstein family and trusts for their benefit at an average per share price of $11.85. These 1,202,439 shares were held in treasury.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

         The following selected consolidated financial and operating data of the Company were derived from the Company's audited consolidated financial statements as of and for the years ended December 31, 1992 through 1996 and from unaudited interim consolidated financial statements as of and for the six months ended June 30, 1996 and 1997. The unaudited interim consolidated financial statements reflect all adjustments consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Results for interim periods are not necessarily indicative of full-year results. The information presented below should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus or incorporated by reference herein.

                                                                                                     FOR THE SIX MONTHS ENDED
                                                   FOR THE YEARS ENDED DECEMBER 31,                         JUNE 30,
                                   ---------------------------------------------------------------    ---------------------
                                      1992           1993          1994        1995         1996         1996        1997
                                   ---------     ----------      --------   ---------    ---------    ---------   ---------
INCOME STATEMENT DATA:
  Revenue.......................   $ 372,026      $ 446,060      $491,719   $ 527,822    $ 577,192   $ 233,215    $ 251,843
  Gross profit (1)..............      64,563         80,535        88,165      95,861      109,103      45,285       50,311
  Operating income (2)..........      21,069         28,513        29,158      30,704       36,180      15,024       17,976
  Income before income taxes
      and extraordinary loss....      12,172         18,548        19,193      16,506       23,077       8,996       12,915
  Net income (3)................   $   7,304      $  11,198      $ 11,613   $   9,876    $  12,823   $   5,259    $   7,687
  Net income per share (3)......   $    1.33      $    1.87      $   1.32   $    1.12    $    1.46   $    0.60    $    0.90
  Weighted average number of
      shares outstanding (in
      thousands)................       5,500          5,975         8,800       8,800        8,800       8,800        8,507
  Supplemental net income per
      share (4) ................                                                         $    1.41                $    0.84
  Weighted averaged number of
      shares used in computing
      supplemental net income
      per share (in
      thousands) (4)............                                                             9,598                    9,598

OPERATING DATA:
  Gross profit margin...........        17.4%          18.1%         17.9%       18.2%        18.9%       19.4%        20.0%
  Units:
     New contracts, net.........       2,788          3,222         2,807       3,116        3,162       1,716        1,675
     Homes delivered (5)........       2,546          2,926         2,990       2,952        3,246       1,342        1,333
     Backlog at end of period...       1,144          1,440         1,257       1,421        1,337       1,795        1,679
  Backlog at end of period .....   $ 170,000      $ 228,000      $220,000   $ 240,000    $ 245,000   $ 322,000    $ 319,000
  Avg. sales price of homes in
     Backlog....................   $     149      $     158      $    176   $     169    $     183   $     179    $     190


                                                          AS OF DECEMBER 31,                                        AS OF
                                   ---------------------------------------------------------------                 JUNE 30,
BALANCE SHEET DATA:                   1992           1993          1994        1995         1996                     1997
                                   ---------     ----------      --------   ---------    ---------                ----------
  Cash..........................   $   5,787      $  10,649      $ 14,059   $   8,136    $   6,761                $  11,124
  Homebuilding inventories......     142,375        177,554       228,314     228,268      238,919                  281,636
  Total assets..................     172,176        227,958       277,614     281,143      305,359                  349,228
  Total debt, excluding
     financial operations.......      94,842         87,018       122,313     111,513      102,000                  154,000
  Notes payable banks -
     financial operations.......       5,915         15,000        14,630      15,200       23,300                    9,580
  Stockholders' equity..........      36,830         79,089        89,620      99,496      112,319                  114,756

----------------------

(1)  Gross profit represents revenue less land and housing costs.

(2) Operating income represents gross profit less selling, general and administrative expenses.

(3) Information for 1992 and 1993 includes adjustments to reflect taxation of the Company as a C corporation using a 40% combined tax rate for federal, state and local income taxes. Pro forma information is not provided for 1994, 1995 and 1996, as the Company was taxed as a C corporation during those periods. Information for the year ended December 31, 1996 includes an extraordinary loss in the amount of $1.3 million, net of tax, or $0.14 per share, related to early extinguishment of debt in connection with the redemption of $24.5 million aggregate principal amount of the 14% Subordinated Notes.

(4) Assumes that on January 1, 1996, the Company repurchased 1,202,439 shares of Common Stock at an average price per share of $11.85 and issued 2,000,000 shares of Common Stock, including such 1,202,439 shares which were held in treasury, at an offering price of $16.125 per share and used the net proceeds to pay down the notes payable banks - homebuilding operations. See note 6 of notes to consolidated financial statements. supplemental net income per share for fiscal 1996 and the six-month period ended June 30, 1997, is calculated based upon net income adjusted for a reduction in after-tax interest expense of $0.7 million and $0.4 million, respectively, relating to the paydown of such debt. See "Use of Proceeds."

(5) Homes delivered represents units for which the closing of sale has occurred and title has transferred to the buyer. Revenue from the sale is recognized upon the closing of the sale.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of financial condition and results of operations is based upon and should be read in conjunction with the Company's consolidated financial statements and notes thereto, the Selected Consolidated Financial and Operating Data included elsewhere in this Prospectus or incorporated by reference herein.

OVERVIEW AND SEGMENT INFORMATION

         The business segments of the Company are defined as homebuilding and financial services. The homebuilding operations include the development of land and the sale and construction of single-family attached and detached houses. The financial services operations include the origination of mortgage loans, primarily for purchasers of the Company's homes. The loans and the majority of servicing rights are sold to outside mortgage lenders.

         Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the homebuilding operations. Corporate expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Interest expense excludes interest expense related to the financial services segment of $321,000, $431,000 and $323,000 for 1996, 1995 and 1994, respectively, and $37,000 and $86,000 for the six months ended June 30, 1997 and 1996, respectively, which is included in the determination of financial services operating income. Corporate assets consist primarily of cash, deferred taxes and other assets not associated with a specific business segment.



                                        SIX MONTHS ENDED
                                            JUNE 30,                        YEAR ENDED DECEMBER 31,
                                    -------------------------       -----------------------------------------
                                       1997            1996           1996             1995            1994
                                    ---------       ---------       ---------       ---------       ---------
                                                               (DOLLARS IN THOUSANDS)
Revenue:
    Homebuilding .............      $ 247,687       $ 229,896       $ 570,719       $ 522,453       $ 487,786
    Financial services .......          5,291           4,317           9,037           7,208           5,250
    Intersegment .............         (1,135)           (998)         (2,564)         (1,839)         (1,317)
                                    ---------       ---------       ---------       ---------       ---------
       Total revenue .........      $ 251,843       $ 233,215       $ 577,192       $ 527,822       $ 491,719
                                    =========       =========       =========       =========       =========
Operating Income:
    Homebuilding .............      $  19,768       $  17,811       $  45,981       $  39,039       $  37,712
    Financial services .......          3,132           2,090           4,100           2,697           1,524
                                    ---------       ---------       ---------       ---------       ---------
       Total .................         22,900          19,901          50,081          41,736          39,236
    Corporate expenses .......         (4,961)         (4,963)        (14,222)        (11,463)        (10,401)
    Interest expense .........         (5,024)         (5,942)        (12,782)        (13,767)         (9,642)
                                    ---------       ---------       ---------       ---------       ---------
    Income before income taxes
        and extraordinary loss      $  12,915       $   8,996       $  23,077       $  16,506       $  19,193
                                    =========       =========       =========       =========       =========
Net income ...................      $   7,687       $   5,259       $  12,823       $   9,876       $  11,613
                                    =========       =========       =========       =========       =========
Identifiable Assets:
    Homebuilding .............      $ 291,218       $ 276,030       $ 253,912       $ 243,117       $ 244,429
    Financial services .......         27,458          23,320          35,650          23,694          16,430
    Corporate ................         30,552          14,650          15,797          14,332          16,755
                                    ---------       ---------       ---------       ---------       ---------
       Total .................      $ 349,228       $ 314,000       $ 305,359       $ 281,143       $ 277,614
                                    =========       =========       =========       =========       =========
Capital Expenditures:
    Homebuilding .............      $   1,220       $     113       $     317       $     363       $   1,029
    Financial services .......            153              15              38              19             437
    Corporate ................          5,956             173             256             309             683
                                    ---------       ---------       ---------       ---------       ---------
       Total .................      $   7,329       $     301       $     611       $     691       $   2,149
                                    =========       =========       =========       =========       =========
Depreciation and Amortization:
    Homebuilding .............      $     240       $     285       $     494       $     916       $     893
    Financial services .......             83              76             153             159             124
    Corporate ................            451             410             730             679             630
                                    ---------       ---------       ---------       ---------       ---------
       Total .................      $     774       $     771       $   1,377       $   1,754       $   1,647
                                    =========       =========       =========       =========       =========

RESULTS OF OPERATIONS (CONSOLIDATED)

     Six Months Ended June 30, 1997 Compared to the Six Months Ended June 30,
1996

         Total Revenue. Total revenue for the six months ended June 30, 1997 increased $18.6 million from the comparable period of 1996. For the six-month period, housing revenue, other revenue and land revenue increased $14.6 million, $1.1 million and $2.9 million, respectively. The increase in housing revenue was attributable to an increase in the average sales price of Homes Delivered of 7.2%. For the period, the increase in other revenue is primarily attributable to financial services where the gains recognized from the sale of loans increased in the current year. The increase in land revenue for the six months ended June 30, 1997 was primarily due to an increase in the number of lots sold to third parties in the Maryland division over the comparable period of 1996.

         Income Before Income Taxes. Income before income taxes for the six months ended June 30, 1997 increased 43.6% from the comparable period of 1996. The increase for the six months ended June 30, 1997 related primarily to housing and land, where income before income taxes increased from $6.9 million to $9.8 million and financial services, where income before income taxes increased from $2.1 million to $3.1 million. The increase in housing was primarily due to the increase in the average sales price of Homes Delivered. The increase in land for the six month period was primarily due to a significant increase in the number of lots sold to third parties at relatively high margins in the Maryland division during the first half of 1997 in comparison to the first half of 1996. The increase in financial services was primarily due to the significant increase in income from the sale of servicing and marketing gains due to increased loan volume and the favorable interest rate environment during the last half of 1996 and the first half of 1997. Income before income taxes also increased due to a decrease in interest expense from $6.0 million in the six months ended June 30, 1996, to $5.1 million in the comparable period of 1997. This decrease was primarily attributable to a decrease in the weighted average interest rate and an increase in the net amount of interest capitalized. The weighted average interest rate decreased due to more favorable terms on the Company's line of credit facilities and retirement of the 14% Subordinated Notes and issuance of a new Subordinated Note in December 1996 at a significantly lower rate. Capitalized interest increased due to a significant increase in the Company's land development activities and land holdings in the first half of 1997.

     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         Total Revenue. Total revenue for 1996 of $577.2 million set a new record for the Company and represented an increase of $49.4 million over 1995. Increases in housing revenue of $55.2 million and other revenue of $1.4 million were partially offset by a $7.2 million decrease in land revenue. The increase in housing revenue was attributable to an increase in the number of Homes Delivered. The Company delivered 294 more homes in 1996 than in 1995. The increase in other revenue is primarily attributable to M/I Financial, where both the number of loans originated and the gains recognized from the sale of loans increased in the current year. The decrease in land revenue was primarily due to a significant decrease in the number of lots sold to third parties in the Maryland division.

         Income Before Income Taxes. Income before income taxes and extraordinary loss for 1996 increased 39.8% over 1995. This increase related to both housing, where income before income taxes and extraordinary loss increased from $13.8 to $19.0 million, and M/I Financial, where income before income taxes increased from $2.7 to $4.1 million. The increase in housing was primarily due to the increase in the number of Homes Delivered along with improved margins. Housing margins increased 0.7% in 1996. The increase in M/I Financial was primarily due to the significant increase in income from the sale of servicing and marketing gains due to increased loan volume and the favorable interest rate environment during the last half of 1995 and 1996 as compared to the same periods of 1994 and 1995.

     Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Total Revenue. Total revenue for 1995 of $527.8 million represented a 7.3% increase over the $491.7 million reported for 1994. This increase was primarily attributable to higher housing revenue, which increased 5.7% to $505.8 million for 1995. This increase was due to a 7.0% increase in the average selling price of Homes Delivered, partially offset by a 1.3% decline in the number of Homes Delivered. Land revenue also increased significantly as the number of lots developed for sale to third parties in the Maryland division significantly increased during 1995.

         Income Before Income Taxes. Income before income taxes decreased to $16.5 million for 1995 from $19.2 million for the preceding year. This decline was due to the increase in interest expense, which increased from $10.0 million in 1994 to $14.2 million in 1995. This increase was primarily attributable to an increase in the weighted average interest rate, due to the increases in the prime rate of interest in late 1994 and early 1995, as well as an increase in the average borrowings outstanding.

     Seasonality and Variability in Quarterly Results

         The Company has experienced, and expects to continue to experience, significant seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, the number of Homes Delivered increases substantially in the third and fourth quarters. The Company believes that this seasonality reflects the tendency of homebuyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company for the first and second quarters of 1997 and the four quarters of 1996 and 1995:

                            JUNE 30,      MARCH 31,   DECEMBER 31,  SEPTEMBER 30,   JUNE 30,      MARCH 31,
                              1997          1997          1996          1996          1996          1996
                              ----          ----          ----          ----          ----          ----
Total revenue ........      $146,014      $105,829      $187,045      $156,932      $137,357      $ 95,858
Gross profit .........        28,555        21,756        34,127        29,691        26,382        18,903
Income before
   income taxes and
   extraordinary loss.         7,848         5,067         7,145         6,936         6,778         2,218
Net income before
   extraordinary loss.         4,635         3,052         4,461         4,390         3,936         1,323
Net income ...........      $  4,635      $  3,052      $  3,174      $  4,390      $  3,936      $  1,323
Net income before
   extraordinary loss
   per share .........      $   0.56      $   0.35      $   0.50      $   0.50      $   0.45      $   0.15
Net income per share..      $   0.56      $   0.35      $   0.36      $   0.50      $   0.45      $   0.15

In units:
  New contracts, net .           768           907           716           730           760           956
  Homes Delivered ....           776           557         1,017           887           795           547
  Backlog (end of
   period) ...........         1,679         1,687         1,337         1,638         1,795         1,830

                              DECEMBER 31,      SEPTEMBER 30,       JUNE 30,          MARCH 31,
                                  1995              1995              1995              1995
                                  ----              ----              ----              ----
Total revenue ........          $169,849          $137,092          $125,305          $ 95,576
Gross profit .........            31,343            24,823            22,806            16,889
Income before
   income taxes and
   extraordinary loss.            26,800             4,294             4,002               842
Net income before
   extraordinary loss.             4,042             2,575             2,417               842
Net income ...........          $  4,042          $  2,575          $  2,417          $    842
Net income before
   extraordinary loss
   per share .........          $   0.46          $   0.29          $   0.27          $   0.10
Net income per share..          $   0.46          $   0.29          $   0.27          $   0.10

In units:
  New contracts, net .               795               811               767               743
  Homes Delivered ....               941               765               697               549
  Backlog (end of
   period) ...........             1,830             1,421             1,567             1,521

RESULTS OF OPERATIONS (HOMEBUILDING SEGMENT)

         The following table sets forth certain information related to the Company's homebuilding segment:

                                     SIX MONTHS ENDED JUNE 30,           YEAR ENDED DECEMBER 31,
                                     -----------------------       --------------------------------------
                                       1997           1996           1996           1995           1994
                                     --------       --------       --------       --------       --------
                                                               (DOLLARS IN THOUSANDS)
Revenue:
   Housing sales ..............      $239,588       $224,993       $560,980       $505,810       $478,657
   Lot and land sales .........         7,395          4,475          8,915         16,145          8,528
   Other income ...............           704            428            824            498            601
                                     --------       --------       --------       --------       --------
Total revenue .................      $247,687       $229,896       $570,719       $522,453       $487,786
                                     ========       ========       ========       ========       ========

Revenue:
   Housing sales ..............          96.7%          97.9%          98.3%          96.8%          98.1%
   Lot and land sales .........           3.0            1.9            1.6            3.1            1.8
   Other income ...............           0.3            0.2            0.1            0.1            0.1
                                     --------       --------       --------       --------       --------
Total revenue .................         100.0          100.0          100.0          100.0          100.0
Land and housing costs ........          81.8           82.2           82.5           83.0           83.0
                                     --------       --------       --------       --------       --------
   Gross margin ...............          18.2           17.8           17.5           17.0           17.0
General and administrative
   expenses ...................           3.1            2.7            2.8            2.9            2.8
Selling expenses ..............           7.1            7.3            6.6            6.6            6.5
                                     --------       --------       --------       --------       --------
Operating income ..............           8.0%           7.8%           8.1%           7.5%           7.7%
                                     ========       ========       ========       ========       ========

MIDWEST REGION
Unit data:
   New contracts, net .........         1,029          1,046          1,910          1,865          1,530
   Homes delivered ............           806            798          1,939          1,696          1,640
   Backlog at end of period ...         1,131          1,185            908            937            768
Average sales price of homes
   in Backlog .................      $    177       $    168       $    174       $    155       $    168
Aggregate sales value of
   homes in Backlog ...........      $200,000       $198,000       $158,000       $145,000       $129,000
Number of active subdivisions .            75             85             80             80             75

FLORIDA REGION
Unit data:
   New contracts, net .........           365            341            663            619            653
   Homes delivered ............           277            280            667            657            671
   Backlog at end of period ...           309            286            221            225            263
Average sales price of homes
   in Backlog .................      $    181       $    171       $    163       $    182       $    163
Aggregate sales value of
   homes in Backlog ...........      $ 56,000       $ 49,000       $ 36,000       $ 41,000       $ 43,000
Number of active subdivisions .            35             40             35             35             35

NORTH CAROLINA, VIRGINIA AND
MARYLAND REGION
Unit data:
   New contracts, net .........           281            329            589            632            624
   Homes delivered ............           250            264            640            599            679
   Backlog at end of period ...           239            324            208            259            226
Average sales price of homes
   in Backlog .................      $    263       $    230       $    246       $    208       $    213
Aggregate sales value of
   homes in Backlog ...........      $ 63,000       $ 75,000       $ 51,000       $ 54,000       $ 48,000
Number of active subdivisions .            35             35             35             35             30

TOTAL
Unit data:
   New contracts, net .........         1,675          1,716          3,162          3,116          2,807
   Homes delivered ............         1,333          1,342          3,246          2,952          2,990
   Backlog at end at period ...         1,679          1,795          1,337          1,421          1,257
Average sales price of homes
   in Backlog .................      $    190       $    179       $    183       $    169       $    176
Aggregate sales value of
   homes in Backlog ...........      $319,000       $322,000       $245,000       $240,000       $220,000
Number of active subdivisions .           145            160            150            150            140

         A home is included in "New Contracts" when the Company's standard sales contract, which requires a deposit and generally has no contingencies other than for buyer financing, is executed. In the Midwest Region, contracts are sometimes accepted contingent upon the sale of an existing home. "Homes Delivered" represents units for which the closing of the sale has occurred and title has transferred to the buyer. Revenue and cost of revenue for a home sale are recognized at the time of such closing.

         "Backlog" represents homes for which the Company's standard sales contract has been executed, but which are not included in Homes Delivered because closings for the sale of such homes have not yet occurred as of the end of the periods specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing. These cancellations usually occur prior to the start of construction. Since the Company arranges financing with guaranteed rates for many of its customers, the incidence of cancellations after the start of construction is low. In the first six months of 1997, the Company delivered 1,333 homes, most of which were homes under contract in Backlog at December 31, 1996. Of the 1,337 contracts in Backlog at December 31, 1996, 12.3% had been canceled as of June 30, 1997. For homes in Backlog at December 31, 1995, 13.1% had been canceled as of June 30, 1996. For the homes in Backlog at December 31, 1995, the final cancellation percentage was 14.4%. Unsold speculative homes, which are in various stages of construction, totaled 131 and 145 at June 30, 1997 and 1996, respectively.

     Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

         Total Revenue. Total revenue for the six months ended June 30, 1997 increased 7.7% from the comparable period of 1996. The increase resulted from significant increases in both housing revenue and lot and land sales. The increase in housing revenue was attributable to a 7.2% increase in the average sales price of Homes Delivered. The average sales price of Homes Delivered increased in all of the Company's markets with the exception of Raleigh, Orlando and Palm Beach County; however, the increase was primarily due to increases in the Columbus, Cincinnati and Charlotte markets where the Company is building in more upscale and certain niche subdivisions. The increase in land revenue from $4.5 million to $7.4 million was primarily attributable to the Maryland division. The Maryland division had significant lot sales to outside home-builders from its Willows land development project in the six months ended June 30, 1997 which did not occur in the prior year. The Company is developing additional sections of this project and has entered into contracts to sell a portion of the lots developed to certain outside home-builders.

         Home Sales and Backlog. The number of New Contracts recorded during the first six months of 1997 was 2.4% lower than the number recorded for the comparable period in the prior year. New Contracts recorded in the first six months of 1997 were lower in all of the Company's regions, except the Florida region. The decrease in the number of New Contracts recorded is primarily attributable to a record number of New Contracts recorded in the first six months of 1996. The number of New Contracts recorded in future periods will be dependent on future economic conditions, timing of land development, consumer confidence and interest rates available to potential home buyers.

         Gross Margin. The overall gross margin for the home-building segment was 18.2% for the six months ended June 30, 1997 as compared to 17.8% for the comparable period of 1996. The gross margin from housing sales was 18.1% in the first half of 1997 as compared to 18.2% in the first half of 1996. The overall increase in gross margin was mainly due to lot and land sales, where margins increased from 11.4% to 27.7%. The Maryland division had a significant increase in the number of lots sold to outside home-builders from its Willows land development project. The division sold thirty lots in the Willows in the six months ended June 30, 1997 as compared to fourteen lots in the six months ended June 30, 1996. Management continues to focus on maintaining accurate, up-to-date costing information so that sales prices can be set to achieve the desired margins. The Company has also focused on acquiring or developing lots in premier locations so that it can obtain higher margins. The Company's ability to maintain these levels of margins is dependent on a number of factors, some of which are beyond the Company's control. Due to the strong level of sales during the last quarter of 1996 and the first six months of 1997, some of the Company's divisions are beginning to experience shortages of qualified subcontractors in certain construction trades. This could negatively impact gross margins by requiring the

Company to pay premiums to expedite construction work or by delaying construction, thus delaying revenue recognition and increasing carrying costs. In addition, due to the competitive sales environment, the Company is offering promotions in selected cities which could adversely impact gross margins in 1997.

         General and Administrative Expenses. General and administrative expenses as a percentage of total revenue increased from 2.7% for the six months ended June 30, 1996 to 3.1% for the comparable period in the current year. This increase was primarily attributable to the increase in real estate tax expense and bonuses. Real estate taxes increased in the current year as the Company's investment in developed lots and raw land awaiting development increased over prior year balances. More bonuses were recorded in the first six months of 1997 as compared to the first six months of 1996 due to the significant increase in net income.

         Selling Expenses. Selling expenses as a percentage of total revenue decreased to 7.1% for the six months ended June 30, 1997 from 7.3% for the comparable period of 1996. The decrease in the six month period was primarily due to decreases in sales commissions paid to outside realtors.

     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         Total Revenue. Total revenue for the homebuilding segment for 1996 was $570.7 million, a 9.2% increase over total revenue recorded for 1995. This increase was attributable to a 10.9% increase in housing revenue and was offset by a 44.8% decrease in land revenue. The increase in housing revenue was due to a 10.0% increase in the number of Homes Delivered. The number of Homes Delivered in 1996 was higher in all of the Company's regions, led by the Midwest Region where the number of Homes Delivered increased 14.3%. The introduction of the Company's more affordable Horizon product line into several new markets during 1995 had a positive impact on the number of Homes Delivered in 1996.

         The increase in the number of Homes Delivered during 1996 as compared to the prior year was primarily due to the higher number of homes in Backlog at December 31, 1995 as compared to the preceding year end as well as more New Contracts recorded during the first half of 1996. This was partially due to an overall strong economy, low unemployment and relatively low interest rates.

         The decrease in land revenue was primarily attributable to the Maryland division. The Maryland division had significant lot sales to outside homebuilders from its Willows land development project in 1995 which did not occur in 1996 due to delays in development and increased competition.

         Home Sales and Backlog. The Company recorded a 1.5% increase in the number of New Contracts recorded in 1996 as compared to the prior year. An increase in the number of New Contracts recorded in both the Midwest and Florida Regions was offset by a decrease in the North Carolina/Virginia/Maryland Region. The Company believes the increase in the number of New Contracts was attributable to the more favorable interest rate environment in 1996 as compared to 1995. The introduction of the Company's more affordable Horizon product line into several new markets during 1995 also had a positive impact on the number of New Contracts for the current year. The number of New Contracts in future periods will be dependent on numerous factors, including future economic conditions, timing of land development, consumer confidence and interest rates available to potential home buyers.

         At December 31, 1996, the total sales value of the Company's Backlog of 1,337 homes was approximately $245.2 million, representing a 2.1% increase over 1995. However, there was a 5.9% decrease in the number of units from the levels reported at December 31, 1995. The average sales price of homes in Backlog increased 8.3% from December 31, 1995 to December 31, 1996. This increase was due to increases in the Columbus, Columbus Showcase and Charlotte divisions where the Company is building in more upscale and certain niche subdivisions. The decrease in units at December 31, 1996 was a result of record high deliveries in 1996 and a decrease in the number of New Contracts recorded in the second half of 1996.

         Gross Margin. The overall gross margin for the homebuilding segment was 17.5% for 1996 and 17.0% for 1995. The gross margin from housing sales was 17.9% in 1996 as compared to 17.2% recorded in 1995. This increase was offset by a decrease in the gross margin from lot and land sales from 17.8% in 1995 to 15.7% in 1996. Housing gross margins increased in 8 of the Company's 12 divisions. This was due to the increased emphasis placed on improving margins during 1995 and improved market conditions in 1996. Management continues to focus on maintaining accurate, up-to-date cost information so that sales prices can be set to achieve the desired margins. The Company has also focused on acquiring or developing lots in premier locations so that it can obtain higher margins. Gross margins were also higher due to the national accounts program, which the Company has expanded significantly in the current year. Through this program, the Company has been able to lower costs on many of the components used in building its homes through volume discounts and other negotiated price reductions from its suppliers. The decrease in the gross margin from lot and land sales was due to decreased lot sales in the Willows land development project in the Maryland division due to delays in development and increased competition. In 1995, lot sales in this project generated very high margins.

         General and Administrative Expenses. General and administrative expenses as a percentage of total revenue decreased from 2.9% for 1995 to 2.8% for 1996. However, this decrease resulted primarily from an increase in total revenue.

         Selling Expenses. Selling expenses increased from $34.3 million for 1995 to $37.8 million for 1996 and as a percentage of total revenue remained constant at 6.6% for 1996 and 1995. The increase was primarily due to increases in sales commissions to internal salespeople as a result of the increase in sales volume.

     Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Total Revenue. Total revenue for the homebuilding segment for 1995 was $522.5 million, a 7.1% increase over total revenue recorded for 1994. This increase was primarily attributable to the 5.7% increase in housing revenue as well as a significant increase in land revenue. The increase in housing revenue was due to a 7.0% increase in the average sales price of Homes Delivered, partially offset by a 1.3% decrease in the number of Homes Delivered. The increase in the average sales price of Homes Delivered was primarily due to the increase in the number of Homes Delivered in the Columbus Showcase and Maryland divisions, where the average sales prices are significantly higher than the Company's average due to the types of product offered. In addition, the Maryland and Palm Beach County divisions experienced significant increases in the average sales price of Homes Delivered. In Maryland, the increase was primarily due to the opening of the Willows subdivision where the average sales price is significantly higher than the division's average and where sales were particularly strong in 1995. In Palm Beach County, the Company expanded the product lines offered to include higher priced homes, allowing the division to build in more upscale areas of the market.

         The decrease in the number of Homes Delivered during 1995 as compared to the prior year was primarily due to the lower number of homes in Backlog at December 31, 1994 as compared to the preceding year end as well as lower New Contracts recorded during the first quarter of 1995. The Company believes the number of New Contracts recorded during the first quarter of 1995 was adversely affected by consumer uncertainty regarding the overall strength of the economy and how it might affect their future.

         The Company also recorded a significant increase in revenue from lot and land sales, which increased to $16.1 million for 1995 from $8.5 million for the preceding year. This increase was primarily attributable to the Maryland division. Late in 1994, the Company completed development of the first phase of a six-phase land development project. Development was in progress on the second phase of this project during 1995. The Company sold a portion of the lots developed in both of these phases to outside homebuilders. The Company believes that lot and land revenue will remain at relatively high levels for the next few years in comparison to historical amounts as the Company continues to develop this and other projects where a portion of the lots will be sold to outside home builders.

         Home Sales and Backlog. The Company recorded an 11.0% increase in the number of New Contracts recorded in 1995 as compared to the prior year. This increase was primarily attributable to the Columbus Horizon, Indianapolis, Cincinnati and Raleigh divisions. The Company's lower priced Horizon line of homes was first introduced in Columbus in May 1993 and sales have continued to increase as new locations have been opened.

Late in 1994, the Company introduced its Horizon line of homes in both Indianapolis and Cincinnati, where it has found strong acceptance among first-time home buyers. The Raleigh division was able to increase the number of New Contracts recorded in 1995 primarily due to the opening of new subdivisions in more desirable locations.

         At December 31, 1995, the total sales value of the Company's Backlog of 1,421 homes was approximately $240.1 million, representing an 8.3% increase in sales value and a 13.0% increase in units from the levels reported at December 31, 1994. The average sales price of homes in Backlog decreased 4.2% from December 31, 1994 to December 31, 1995. This decline was primarily due to the introduction of the Company's lower priced Horizon line into several markets in 1995 as well as a significant increase in the Backlog for the Columbus Horizon division, whose average sales price is significantly below the Company's average.

         Gross Margin. The overall gross margin for the housing segment was 17.0% for both 1995 and 1994. A slight increase in housing gross margins was partially offset by a decrease in gross margins from lot and land sales. The increase in housing gross margins was primarily due to the Columbus Horizon, Columbus Showcase and Maryland divisions where the Company began closing homes in subdivisions which are in more desirable locations. The decrease in gross margins from lot and land sales was primarily due to the sale of a tract of commercial real estate in 1994, which produced a gross margin significantly higher than normal lot sales. The Company recorded an after-tax gain of approximately $425,000 from this sale. Excluding the effects of this sale, the gross margin from land sales was actually higher in 1995 as the Company began to develop lots in certain areas specifically for sale to third parties where gross margins would be expected to be higher than on other lot sales where the Company will sometimes accept lower gross margins in order to reduce inventory levels.

         General and Administrative Expenses. General and administrative expenses as a percentage of total revenue increased from 2.8% for 1994 to 2.9% for 1995. This increase was primarily due to two factors. Bonus expense for Regional and Division Presidents increased approximately $1.1 million from 1994 to 1995. These bonuses are based on customer satisfaction ratings, net income and increases in net income over prior year amounts for the individual's division or region. While net income for the Company as a whole actually decreased from 1994 to 1995, the net income of certain individual divisions and regions increased significantly in 1995, earning these individuals higher bonuses in 1995. In addition, real estate tax expense and homeowners association dues increased approximately $890,000 in 1995 as the Company's investment in developed lots and raw land awaiting development increased over amounts held during 1994.

         Selling Expenses. Selling expenses increased from $31.6 million for 1994 to $34.3 million for 1995, and as a percentage of total revenue increased from 6.5% for 1994 to 6.6% for 1995. In terms of actual dollars spent, a portion of the increase was due to the 5.7% increase in housing revenue which caused a corresponding increase in variable selling expenses. In addition, bonus expense recorded for 1995 for both sales managers and individual salespersons was higher due to the increase in the number of New Contracts recorded in 1995 as well as new bonus plans for individual salespersons which were adopted in several divisions in 1995. Additional expenses were also incurred in 1995 related to the opening of model homes in new subdivisions.

RESULTS OF OPERATIONS (FINANCIAL SERVICES SEGMENT)

  The following table sets forth certain information related to the Company's financial services segment:

                                             SIX MONTHS ENDED
                                                 JUNE 30,                         YEAR ENDED DECEMBER 31,
                                     ------------------------------  --------------------------------------------
                                          1997            1996             1996            1995           1994
                                     --------------   -------------  --------------  --------------  ------------
                                                                 (DOLLARS IN THOUSANDS)

Number of loans originated.......             990           1,007           2,427           1,873           1,455
Revenue:
   Loan origination fees.........      $    1,312      $    1,223      $    3,094      $    2,258      $    1,688
   Sale of servicing and market-
      ing gains..................           2,721           2,042           3,550           3,047           2,207
   Other.........................           1,258           1,052           2,393           1,903           1,355
                                       ----------      ----------      ----------      ----------      ----------
Total revenue....................           5,291           4,317           9,037           7,208           5,250
General and administrative
   expenses......................           2,159           2,226           4,937           4,511           3,726
                                       ----------      ----------      ----------      ----------      ----------
Operating income.................      $    3,132      $    2,091      $    4,100      $    2,697      $    1,524
                                       ==========      ==========      ==========      ==========      ==========

     Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

         Total Revenue. Total revenue for the six months ended June 30, 1997 was $5.3 million, a 22.6% increase over the $4.3 million recorded for the comparable period of 1996. Loan origination fees increased 7.3% in the six months ended June 30, 1997 from the comparable period of 1996, even though the number of loans originated decreased 17 units from the comparable period of 1996. This was primarily due to a higher capture rate of the Company's higher end product line and higher loan amounts.

         Revenue from the sale of servicing and marketing gains increased $0.7 million to $2.7 million in the six months ended June 30, 1997 from the comparable period of 1996. The increase in marketing gains was primarily due to favorable market conditions during the last part of 1996 and early part of 1997 which increased marketing gains on loans that closed during the second half of 1997. M/I Financial used hedging methods whereby it has the option, but is not required, to complete the hedging transaction. This allowed the Company to record significant servicing and marketing gains during the period of falling interest rates while limiting its risk of loss from a rising interest rate market.

         Revenue from other sources increased from $1.1 million to $1.3 million in the six months ended June 30, 1997 from the comparable period of 1996. The increase was primarily due to income received from a 49.9% interest in a title agency that started operations during the first half of 1997.

        General and Administrative Expenses. General and administrative expenses for the six months ended June 30, 1997 were $2.2 million, a 3.0% decrease from the comparable period of 1996. This decrease was primarily attributable to lower interest expenses and tighter cost controls over variable expenses. There were also no new branches opened during 1997. In addition, there were 65 fewer applications taken in the six months ended June 30, 1997 as compared to the six months ended June 30, 1996.

     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         Total Revenue. Total revenue for the year ended December 31, 1996 was $9.0 million, a 25.4% increase over total revenue recorded for 1995. Loan origination fees increased 37.0% from 1995 to 1996, primarily due to the 29.6% increase in the number of loans originated as well as an increase in the average loan amount. The increase in the number of loans originated during 1996 as compared to the preceding year was due to an increase in the number of Homes Delivered by the Company. In addition, two M/I Financial branch offices were opened during 1995, and a branch office was opened in the Raleigh market during 1996. At December 31, 1996, M/I

Financial was operating in eight of the Company's eleven markets. In these eight markets, 77% of the Company's Homes Delivered were financed through M/I Financial.

         Revenue from sale of servicing and marketing gains increased 16.5% to $3.5 million in 1996. This increase was primarily due to the increase in the number of loans originated in 1996 as well as an increase in servicing fees due to more fixed rate mortgages originated during 1996 as compared to 1995. In 1995, the Company originated a higher percentage of adjustable rate mortgages as compared to 1996. M/I Financial's revenue from sale of servicing and marketing gains was also positively influenced by a significant shift from adjustable rate loans to fixed rate loans, which offer greater income potential through larger servicing release premiums.

         General and Administrative Expenses. General and administrative expenses increased 9.4% to $4.9 million for the year ended December 31, 1996 as compared to $4.5 million recorded in 1995. This increase was primarily due to the opening of two new branches in 1995 and one new branch in 1996 as well as the closing of the Maryland branch in 1996. Also, personnel costs increased due to the significant increase in loans originated.

     Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Total Revenue. Total revenue for the year ended December 31, 1995 was $7.2 million, a 37.3% increase over total revenue recorded for 1994. Loan origination fees increased 33.8% from 1994 to 1995, primarily due to the 28.7% increase in the number of loans originated as well as an increase in the average loan amount. The increase in the number of loans originated during 1995 as compared to the preceding year was due to an increase in the percentage of the Company's home sales which were financed through M/I Financial. In addition, M/I Financial branch offices were opened in the Tampa and Maryland markets during 1995.

         Revenue from sale of servicing and marketing gains increased 38.1% to $3.0 million in 1995. This increase was primarily due to the increase in the number of loans originated in 1995 as well as a falling interest rate environment which increased marketing gains during 1995. While M/I Financial's revenue increased due to the falling interest rates in 1995, M/I Financial's revenue from sale of servicing and marketing gains was also positively influenced by a significant shift from adjustable rate loans to fixed rate loans which offer greater income potential through larger servicing release premiums.

         General and Administrative Expenses. General and administrative expenses increased 21.1% to $4.5 million for the year ended December 31, 1995 as compared to the $3.7 million recorded in 1994. This increase was primarily due to the opening of the two new branches in 1995 as well as increases in personnel costs related to the significant increase in loans originated.

OTHER OPERATING RESULTS

     Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

         Corporate General and Administrative Expenses. Corporate general and administrative expenses remained constant at $4.9 million for the six months ended June 30, 1997 and 1996. As a percentage of total revenue, general and administrative expenses for the six months ended June 30, 1997 decreased to 1.9% from 2.1% for the comparable period in the 1996. This decrease resulted from an increase in total revenue.

         Interest Expense. Corporate and home-building interest expense for the six months ended June 30, 1997 decreased to $5.0 million from $5.9 million recorded for the comparable period of 1996. Interest expense was lower in the 1997 period due to a decrease in the weighted average interest rate and an increase in the net amount of interest capitalized during the first half of 1997 as compared to the first half of 1996. This was partially offset by an increase in the average borrowings outstanding. The weighted average interest rate decreased due to the Company replacing its 14% Subordinated Notes with a Subordinated Note (the "Subordinated Note due 2001") at a significantly lower rate in December 1996. In May 1996, the Company switched its bank borrowings from prime to LIBOR plus a margin which also reduced the interest rate. Capitalized interest increased due to a significant increase in the Company's land development activities and land holdings in the first half of 1997.

     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         Corporate General and Administrative Expenses. Corporate general and administrative expenses for the year ended December 31, 1996 totaled $14.2 million or 2.5% of total revenue, a 24.1% increase from the $11.5 million, or 2.2% of total revenue, recorded for 1995. This increase is primarily due to higher amounts recorded for bonuses and commissions in the current year.

         Interest Expense. Corporate and homebuilding interest expense for the year ended December 31, 1996 totaled $12.8 million, a 7.1% decrease from the $13.8 million recorded for the preceding year. Interest expense was lower in 1996 due to decreases in the weighted average interest rate and the average borrowings outstanding as a result of more favorable terms on the Company's credit facilities. These decreases were partially offset by a decrease in the net amount of interest capitalized during 1996 as compared to 1995.

         Income Taxes. The effective tax rate for 1996 decreased to 38.9% from 40.2% for 1995, primarily as a result of a significant charitable contribution of commercial land.

         Extraordinary Loss. In December 1996, the Company redeemed all of its outstanding 14% Subordinated Notes due December 2001 at a price of 106% of par. The principal amount redeemed was $24.5 million and the redemption resulted in an extraordinary loss of $1.3 million, net of income taxes of $0.8 million.

     Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Corporate General and Administrative Expenses. Corporate general and administrative expenses for the year ended December 31, 1995 totaled $11.5 million, or 2.2% of total revenue, a 10.2% increase from the $10.4 million or 2.1% of total revenue, recorded for 1994. This increase was primarily due to expenses incurred in conjunction with the Company's new office building which was then under construction. See Note 8 to the Company's consolidated financial statements included elsewhere herein.

         Interest Expense. Corporate and homebuilding interest for the year ended December 31, 1995 totaled $13.8 million, a 42.8% increase over the $9.6 million recorded for the preceding year. This increase was due to increases in the weighted average interest rate and the average borrowings outstanding as well as a decrease in the net amount of interest capitalized during 1995 as compared to 1994. The interest rate on the bank borrowings is based on the prime rate of interest and increased five times during late 1994 and once more in early 1995 as the prime rate of interest increased. The increase in the average borrowings outstanding was primarily used to fund the increase in inventories of both houses under construction as well as land and lot inventories.

         Income Taxes. The effective rate increased from 39.5% to 40.2% from 1994 to 1995.

LIQUIDITY AND CAPITAL RESOURCES

         Notes Payable Banks. The Company's financing needs depend upon its sales volume, asset turnover, land acquisition and inventory balances. The Company has incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of its homebuilding activities. Historically, the Company's principal source of funds for construction and development activities has been from internally generated cash and from bank borrowings, which are primarily unsecured.

         At June 30, 1997, the Company had bank borrowings outstanding of $129.0 million under its Bank Credit Facility, which permits aggregate borrowings, other than for the issuance of letters of credit, not to exceed the lesser of:
(i) $186.0 million and (ii) the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end, less the sum of (A) outstanding letters of credit issued for purposes other than to satisfy bonding requirements and (B) the aggregate amount of outstanding letters of credit, other than letters of credit issued for the purpose of satisfying bonding requirements, for joint ventures in which the Company is a partner and which are guaranteed by the Company. The Bank Credit Facility matures September 30, 2001, at which time the unpaid balance of the revolving credit loans outstanding will be due and payable. Under the terms of the Bank Credit Facility, the banks will determine annually whether or not to extend the maturity date of the commitments by one year. At June 30, 1997, borrowings under the Bank Credit Facility were at the prime rate or, at the Company's option, at LIBOR plus a margin of between 1.75% and 2.50% based on the Company's ratio of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") to consolidated interest incurred and were primarily unsecured. The Bank Credit Facility contains restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts, to maintain a minimum ratio of EBITDA to consolidated interest incurred and to maintain certain other financial ratios. The Bank Credit Facility also places limitations on the amount of additional indebtedness that may be incurred by the Company, the acquisition of undeveloped land, dividends that may be paid and the aggregate cost of certain types of inventory the Company can hold at any one time.

         On May 7, 1997, the Company amended its Bank Credit Facility. Limits on certain restrictive covenants were increased under the amended agreement. The amount available and other terms of the agreement remain substantially the same as those in the agreement that it amends.

         An additional $9.6 million was outstanding as of June 30, 1997 under the M/I Financial loan agreement, which permits borrowings of $25.0 million to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. The Company and M/I Financial are co-borrowers under the M/I Financial loan agreement. This agreement limits the borrowings to 95% of the aggregate face amount of certain qualified mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. At June 30, 1997, borrowings under this agreement accrued interest at a rate slightly less than the lenders' prime rate and were unsecured. On July 18, 1997, the Company and M/I Financial entered into a new short-term $30.0 million replacement credit facility with the existing lender, pursuant to which the Company and M/I Financial have the ability to borrow at (a) the prime rate less 0.25%, or (b) LIBOR plus 1.75% or (c) a combination of (a) and (b). The new agreement terminates on June 25, 1998, at which time the unpaid balance is due.

         At June 30, 1997, the Company had the right to borrow up to $209.9 million under its credit facilities, including $23.9 million under the M/I Financial loan agreement (95% of the aggregate face amount of eligible mortgage loans). At June 30, 1997, the Company had $71.3 million of unused borrowing availability under its loan agreements. The Company also had approximately $27.0 million of completion bonds and letters of credit outstanding at June 30, 1997.

         Subordinated Note/Subordinated Debt Facility. In addition, the Company had outstanding a Subordinated Note due 2001 in the amount of $25.0 million at June 30, 1997, which was held by First National Bank of Boston. The maturity date was December 15, 2001 and could be extended two additional years at the Company's option. The Subordinated Note due 2001 was redeemable, in whole or in part, after December 15, 1997, and in certain circumstances prior to such time, without penalty or premium. Interest on the Subordinated Note due 2001 accrued at LIBOR plus 3.50% and adjusted quarterly.

         On August 29, 1997, the Company entered into a Credit Agreement (the "Subordinated Debt Facility") with BankBoston, N.A. to issue $50 million of Senior Subordinated Notes. The proceeds were used to repay outstanding amounts under the Bank Credit Facility and the $25 million Subordinated Note due 2001 described above. The notes under the Subordinated Debt Facility bear interest at a fixed rate of 9.51% and mature on August 29, 2004.

         Cash. Net income from housing and lot and land sales is the Company's primary source of net cash provided by operating activities. Net cash used by operating activities in the six months ended June 30, 1997 was $19.2 million compared to $7.7 million for the prior year period. The increase in net cash used by operating activities was primarily due to a large increase in inventories and a decrease in accrued liabilities. This was partially offset by a decrease in accounts receivable.

         Land and Land Development. Over the past several years, the Company's land development activities and land holdings have increased significantly, and the Company expects this trend will continue in the foreseeable future. Single-family lots, land and land development costs increased 8.3% from December 31, 1996 to June 30, 1997. The Company anticipates that its land holdings in the Columbus market will increase 50% in 1997. These increases are primarily due to the shortage of qualified land developers in certain of the Company's markets as well as the competitive advantages that can be achieved by developing land internally rather than purchasing lots from developers or other competing home-builders. This is particularly true for the Company's Horizon product line where, due to the price points the Company targets, lots are generally not available from third party developers at economically feasible prices. The Company continues to purchase lots from outside developers under option contracts, when possible, to limit its risk; however, the Company will continue to evaluate all of its alternatives to satisfy the Company's demand for lots in the most cost effective manner.

         The $38.3 million increase in notes payable to banks from December 31, 1996 to June 30, 1997 reflects increased borrowings primarily attributable to the seasonal increase in houses under construction, along with an increase in single-family lots, land and land development costs. Houses under construction increased $29.7 million from December 31, 1996 to June 30, 1997 while single-family lots, land and land development costs increased $10.7 million. It is expected that borrowing needs will increase as the Company continues to increase its investment in land under development and developed lots and as its investment in houses under construction increases.

         As of June 30, 1997, the Company has closed on the first four phases of a six-phase land purchase contract in the Maryland division. This contract was entered into in 1994 and required a greater investment than the Company normally commits. The Company sold a portion of the developed lots from the first and second phases to outside homebuilders and is currently selling a portion of the lots in the third and fourth phases to outside homebuilders. The Company has an option to purchase each of the remaining two phases. If the Company purchases all six phases, the total purchase price will be approximately $39.8 million and the land will be developed into approximately 710 lots.

         As its capital requirements increase, the Company may increase its borrowings under its bank line of credit. In addition, the Company continually explores and evaluates alternative sources from which to obtain additional capital.

         Treasury Stock. On August 1, 1997, the Company repurchased 702,439 shares of the Company's Common Stock at $12.8125 per share, which represents the closing price of the Company's Common Stock on July 30, 1997, from the Melvin L. Schottenstein family interests. These shares are held as treasury shares by the Company. The total purchase price was $9,000,000 and was paid from the Company's Bank Credit Facility. In conjunction with this stock repurchase, Eric J. Schottenstein, Holly S. Kastan and Amy D. Schottenstein resigned from the Board of Directors. See "Principal and Selling Shareholders."

INTEREST RATES AND INFLATION

         The Company's business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease the potential market by making it more difficult for home buyers to qualify for mortgages or to obtain mortgages at interest rates acceptable to them. Increases in interest rates also would increase the Company's interest expense as the rate on the revolving loans is based upon floating rates of interest. The weighted average interest rate on the Company's outstanding debt for the six months ended June 30, 1997 was 8.4% as compared to 9.8% for the six months ended June 30, 1996.

         In conjunction with its mortgage banking operations, the Company uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes.

         In recent years, the Company generally has been able to raise prices by amounts at least equal to its cost increases and, accordingly, has not experienced any detrimental effect from inflation. Where the Company develops lots for its own use, inflation may increase the Company's profits because land costs are fixed in advance of sales efforts. The Company is generally able to maintain costs with subcontractors from the date a home sales contract is accepted; however, in certain situations unanticipated costs may occur between the time a sales contract is executed and the time a home is constructed, which results in a lower gross profit margin.


                                    BUSINESS

         M/I Schottenstein Homes, Inc. is one of the nation's leading homebuilders. The Company sells and constructs single-family homes to the entry level, move-up and empty nester buyer under the Horizon, M/I Homes and Showcase Homes tradenames. In 1996, the Company was the fourteenth largest U.S. single-family homebuilder (based on total revenue) as ranked by Builder Magazine. The Company sells its homes in eleven geographic markets including Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; Virginia, Maryland and, recently, Phoenix, Arizona. The Company currently offers seven distinct lines of single-family homes ranging in price from approximately $80,000 to $750,000 with an average sales price in 1996 of $173,000. During the year ended December 31, 1996, the Company delivered a record 3,246 homes and had revenues of $577.2 million and net income of $12.8 million, the highest in the Company's history. The Company has experienced a compound annual growth rate over the five-year period from 1992 through 1996 with respect to its revenues and net income of 11.6% and 15.1% (17.9% excluding extraordinary items), respectively.

         The Company is the leading homebuilder in the Columbus, Ohio market and has been the number one builder of single-family detached homes in this market for each of the past eight years. In addition, the Company is currently one of the top ten homebuilders in each of its Ohio, Florida, Indiana and North Carolina markets and believes it is well positioned to further penetrate these and its other markets. The Company's growth strategy targets both product line expansion and geographical diversification. With respect to geographical diversification, the Company has expanded into new markets through the opening of new divisions rather than through acquisitions. To complement its M/I Homes ($115,000 - $230,000 sales price range) and Showcase Homes ($180,000 - $400,000 sales price range) lines, the affordably priced Horizon line ($80,000 - $140,000 sales price), which appeals to the first time homebuyer, was introduced to the Columbus market in 1993 and has been very successful. The Company has expanded this entry level product into a majority of its other markets.

         The Company believes it distinguishes itself from competitors by offering homes located in selective areas that have a higher level of design and construction quality within a given price range and by providing superior customer service. The Company also believes that by offering homes at a variety of price points, the Company attracts a wide range of buyers, many of whom were previous Horizon, M/I or Showcase homeowners. The Company supports its homebuilding operations by providing mortgage financing services through M/I Financial as well as title-related services.

         The Company's business strategy emphasizes the following key objectives:

         Focus on profitability. The Company focuses on improving profitability while maintaining the high quality of its homes and of its customer service. The Company focuses on gross margins by stressing the features, benefits, quality and design of its homes in the sale process and by minimizing speculative building. The Company also value engineers its homes by working with its sub-contractors and suppliers to provide attractive home features while minimizing raw material and construction costs.

         Maintain conservative and selective land policies. The Company's profitability is largely dependent on the quality of its subdivision locations; therefore, the Company focuses on locating and controlling land in the most desirable areas of its markets. The Company is very conservative in its land acquisition policies and only purchases land already zoned and serviceable by utilities. The Company seeks to control a three-to five-year supply of land in each of its markets. The Company believes its expertise in developing land gives the Company a competitive advantage in controlling attractive locations at competitive costs, and, as a result, developed approximately 50% of its communities as of December 31, 1996. The Company focuses on inventory management and maintains conservative accounting policies. At December 31, 1996, the company owned 5,705 lots and controlled an additional 7,951 pursuant to contracts.

         Maintain or increase market position in current markets. The Company has been the leading builder of single-family detached homes in the Columbus market for the last eight years. The Company seeks to maintain its leading position by continuing to provide high quality homes and superior customer service. The Company believes there are significant opportunities to profitably expand in each of its other markets, by increasing its product offerings, continuing to acquire land in desirable locations and constructing and selling homes with the same commitment to customer service that has accounted for the Company's historical success. In addition, the Company continues to explore expanding into new markets through either internal growth (such as the expansion into Phoenix, Arizona late in 1996) or acquisitions.

         Provide superior customer service. The overriding Company philosophy is to provide superior service to its customers. The Company offers a wide array of functional and innovative designs and involves the customer in virtually every phase of its operations from the beginning of the selling process through construction, closing and service after delivery. The Company's selling process focuses on the homes' features, benefits, quality and design as opposed to merely price and square footage. In certain markets, the Company utilizes design centers to enhance the selling process and increase the sale of optional features which typically carry higher margins. In addition, the Company assists many of its customers with financing and provides attractive warranties. As a result, based on the responses to the Company's customer questionnaire, for the sixth year in a row, approximately 95% of the Company's customers would recommend the Company to a potential buyer.

         Offer product breadth and innovative design. The Company devotes significant resources to the research and design of its homes to better meet the needs of its customers. The Company offers seven distinct product lines and more than 200 different floor plans and elevations. In addition to providing customers with a wide variety of choices, the Company believes it offers a higher level of design and construction quality within a given price range. In addition, the Company has introduced and utilized innovative design concepts, such as themed communities, rear garages and rear alley access.

         Maintain decentralized operations with experienced management. The Company believes that each of its markets has unique characteristics and, therefore, is managed locally with dedicated, on-site management personnel. Each of the Company's managers possesses intimate knowledge of his or her particular market and is encouraged to be entrepreneurial in order to best meet the needs of such market. The Company's incentive compensation structure rewards each manager based on financial performance and income growth, as well as customer satisfaction.

SALES AND MARKETING

         The Company markets and sells its homes under the Horizon, M/I and Showcase tradenames. Home sales are conducted from on-site sales offices in furnished model homes by the Company's own sales personnel. Each sales consultant is trained and equipped to fully explain the features and benefits of the Company's homes, to determine which home best suits each customer's needs, to explain the construction process and to assist the customer in choosing the best financing. Significant attention is paid to the training and re-training of all sales personnel to assure the highest levels of professionalism and product knowledge. Overall, the Company currently employs more than 120 sales consultants and operates approximately 160 model homes.

         The Company advertises in newspapers and in magazines, by direct mail, on billboards and on radio and television, although the particular marketing medium used differs from division to division based upon marketing demographics and other competitive factors. In addition, the Company welcomes independent broker participation and, from time to time, utilizes various promotions and sales incentives to attract interest from these brokers. The Company's commitment to quality design and construction and reputation for customer service has also resulted in a strong referral base and a significant number of repeat buyers.

         To enhance the selling process, the Company operates design centers in the Cincinnati and Columbus markets. The design centers are staffed with interior design specialists who assist Columbus and Cincinnati customers in selecting interior and exterior colors as well as standard options and upgrades. In its other markets, the color selection and option/upgrade process is handled directly by the Company's sales consultants. The Company also offers financing to its customers through its wholly owned subsidiary, M/I Financial, which now has branches in all markets in which the Company operates except Virginia and Maryland. M/I Financial originates loans, primarily for purchasers of the Company's homes, which are then sold, along with the majority of the servicing rights, to outside mortgage lenders.

         The Company generally does not commence construction of its homes until it obtains a sales contract and preliminary oral advice from the customer's lender that financing will be approved. However, in certain markets, contracts are sometimes accepted contingent upon the sale of an existing home and construction is authorized through a certain stage prior to satisfaction of that contingency. In addition, in all divisions a limited, strictly controlled, number of "spec" homes (i.e., homes started in the absence of an executed contract) are built in order to permit construction and delivery of homes on an immediate-need basis and to provide presentation of new products. In determining the number of spec homes to be started, the Company has traditionally adopted what it believes to be a very conservative approach, with the unit number determined after consultation with the respective regional and division presidents.

         The Company's sales and marketing efforts are further enhanced by the Company's inspection and warranty programs. Through these programs, the Company offers a 2-year limited warranty on materials and workmanship and a 20-year limited warranty against major structural defects. To increase the value of these warranties, both are transferable in the event of the sale of the home. Immediately prior to closing and three months after a home is delivered, the Company inspects each home with the customer to determine if any repairs are required. At the customer's written request, the Company will also provide a free one year inspection and again make any necessary repairs. The Company also passes along to its customers all warranties provided by manufacturers or suppliers of components installed in each home. The Company's warranty expense was less than 1.0% of total costs and expenses for the six months ended June 30, 1997, and each of the years ended December 31, 1994, 1995 and 1996.

DESIGN AND CONSTRUCTION

         The Company devotes significant resources to the research, design and development of its homes in order to better meet the needs of the various housing markets in which the Company operates. Virtually all of the Company's floor plans and elevations are designed by an experienced in-house staff of qualified professionals using modern computer-aided design technology. The Company offers more than 200 different floor plans and elevations, and these designs may differ significantly from market to market.

         The construction of each home is supervised by a construction supervisor who reports to a production manager, both of whom are employees of the Company. Customers are introduced to their construction supervisor prior to commencement of home construction at a pre-construction "buyer/builder" conference. In addition to introducing customers to their construction supervisor, the purpose of the "buyer/builder" conference is to review with the customers the home plans and all relevant construction details and to explain the construction process and schedule to the customers. Every customer is given a hard hat at the "buyer/builder" conference as an open invitation to visit the site at any time during the course of construction. The Company wants customers to become involved and better understand the construction of their home and to see the quality being built into their home. All of this is part of the Company's philosophy to "put the customer first" and enhance the total homebuilding experience.

         Homes generally are constructed according to standardized designs and meet applicable Federal Housing Authority ("FHA") and Veterans Administration ("VA") requirements. To allow maximum design flexibility, the Company limits the use of pre-assembled building components and pre-fabricated structural assemblies. The efficiency of the building process is enhanced by the Company's use of standardized materials available from a variety of sources. The Company has, from time to time, experienced construction delays due to shortages of materials or subcontractors. Such construction delays may, in turn, delay the delivery of homes, thereby extending the period of time between the signing of a purchase contract with respect to a home and the receipt of revenue by the Company; however, the Company cannot predict the extent to which shortages of necessary materials or labor may occur in the future. The Company employs independent subcontractors for the installation of site improvements and the construction of its homes. Subcontractors are supervised by the Company's on-site construction supervisors. All subcontractor work is performed pursuant to written agreements with the Company. Such agreements are generally short-term, with terms from six to twelve months, provide for a fixed price for labor and materials and are structured so as to allow for price protection for the Company's Backlog. The Company seeks to build in large volume with a view toward reducing the per unit cost of the homes which it sells due to advantages achieved by lower unit prices paid to subcontractors for labor and materials.

MARKETS

         The Company's operations are organized into geographic regions in order to maximize management and operating efficiencies. Each geographic region comprises one or more operating divisions for a particular major metropolitan area. The Company's present divisional operating structure is as follows:

                                                                                                        Year
                                                                                                     Operations
            Region                                     Division                                       Commenced
            ------                                     --------                                       ---------

Ohio...........................     Columbus - Hallmark/Heritage/Regency                                1976
                                    Columbus - Showcase                                                 1988
                                    Columbus - Horizon                                                  1994
                                    Cincinnati                                                          1988

Indiana........................     Indianapolis                                                        1988

Florida........................     Tampa                                                               1981
                                    Orlando                                                             1984
                                    Palm Beach County                                                   1984

North Carolina.................     Charlotte                                                           1985
                                    Raleigh                                                             1986

Washington D. C................     Virginia                                                            1991
                                    Maryland                                                            1991

Arizona........................     Phoenix                                                             1996


         Ohio and Indiana Region. The Company began its operations in the Columbus, Ohio market in 1976 and expanded into both Cincinnati, Ohio and Indianapolis, Indiana in 1988. These markets accounted for approximately 60% of the Company's deliveries in 1996.

         Columbus is the capital of Ohio, with federal, state and local governments providing significant and stable employment. Columbus has been a stable market, with diverse economic and employment bases. In 1996, Columbus' unemployment rate was approximately 3%, significantly below the national rate of 5.4%. Columbus is also the home of The Ohio State University, one of the largest universities in the world, with an annual budget exceeding $1 billion. The Company offers all product lines in Columbus, with prices ranging from approximately $80,000 to approximately $400,000 through three operating divisions. The Company is the leading homebuilder in Columbus, having built and delivered more single-family detached homes in this market than any other homebuilder during each of the last eight years. In 1996, the Company had approximately a 25% market share in the Columbus market.

         Cincinnati, like Columbus, is characterized by a stable economic environment and diverse employment base. Employers include Proctor & Gamble, Kroger and General Electric. In 1994, the Company introduced its

Horizon product line in this market and continues to focus on more affordable communities. In 1996, the Company was ranked the number two homebuilder in Cincinnati, excluding the Northern Kentucky market in which the Company does not participate.

         Indianapolis is a growth market noted for its excellent transportation system and relatively young population. 1996 was the fifth consecutive year of record single-family housing permits, likely due in part to Indianapolis' low unemployment rate of 2.6%. A $1 billion aircraft maintenance hub for United Airlines has recently begun operations, and a $62 million express mail sorting facility for the U.S. Postal Service has recently been completed. In 1995, the Company introduced its Horizon product line in this market, and the Company continues to focus on premier locations with more affordable price points. The Company is also currently introducing new home designs in the $125,000 to $175,000 price range. 1996 was the best financial performance in the division's history.

         Florida Region. The Company entered the Florida market in 1981, when it opened its Tampa division. In 1984, the Company opened additional divisions in Orlando and Palm Beach County. In 1996, home deliveries from this region represented approximately 20% of the Company's total deliveries.

         Tampa's housing market is strong, buoyed by financial services, tourism and conventions. Business relocation has continued, especially in banking, insurance and telecommunications. Tampa's economy continues to grow, as 1996 employment levels increased by 3.1%. Market-specific product, including the Horizon series, has been very successful for the Company in Tampa with 1996 resulting in the highest financial performance in its history.

         In 1996, Orlando's economy expanded at a healthy pace, with job growth increasing 5%. Growth was led by improved tourism (both domestic and foreign), strong in-migration and business expansion/relocation due primarily to lower business costs. The Company has been a top 10 builder in Orlando since the late 1980s and continues to produce solid results.

         Palm Beach County is one of the more affluent markets in the United States. Recent job gains have been in the construction, wholesale trade and service sectors. Population growth in the 1990s has been twice the national average. The Company has been introducing a more affordable product in Palm Beach, along with offering the Company's upscale Showcase line.

         The North Carolina and Metropolitan Washington, D.C. Region. In 1985, the Company entered Charlotte and a year later opened in Raleigh-Durham. In 1991, the Company expanded into both Virginia and Maryland. In 1996, these markets represented approximately 20% of the Company's total deliveries.

         Charlotte, which is home to two of the fastest growing firms in the banking industry, continues to grow as a financial center. The Company expects this market to continue to gain administrative and back-office jobs as these firms pursue growth outside the region. In addition, Charlotte is establishing itself as a transportation hub with its manufacturing base. Given this strong industry presence, Charlotte is ranked above average for long-term employment growth.

         Raleigh-Durham is well situated to take advantage of the explosive growth in high-tech firms with a well-educated workforce and the recently completed North Carolina telecommunications highway. The Company expects the housing market in this area to continue to exhibit strong growth.

         The Company believes that the Washington, D.C. market will remain very competitive. The Washington, D.C. region historically has been dominated by Federal Government employment. However, there has been an increasing trend toward private sector jobs, especially in the high-technology area. The Company's current operations in the Washington, D.C. region are located primarily in Fairfax, Prince William and Loudoun Counties in Virginia and Prince Georges, Montgomery and Anne Arundel Counties in Maryland. The Company has experienced tremendous success in its Willows subdivision near the Potomac River in Maryland. The Company will continue to focus on geographic, product and pricing niches in the Washington, D.C. market.

         The Arizona Region. The Company entered the Phoenix market in November 1996. The Phoenix housing market is one of the most active in the United States, generating over 25,000 permits annually in each of the last three years. Phoenix is a national leader in employment growth and has a very diverse economy. As commonly occurs in the homebuilding industry, it has been the Company's experience that it incurs losses in a new market for at least the first full year of operations. The Company initially expects to incur losses in its Phoenix division as a result of its expense policy relating to start-ups, which the Company believes to be conservative.

         The following tables set forth information relating to New Contracts and Homes Delivered for the six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996 and 1995, respectively, for each of the Company's regions (other than Arizona, where the Company had no operating results as of June 30, 1997):

                             NEW CONTRACTS                              NEW CONTRACTS
                      -----------------------------           -----------------------------------
                            SIX MONTHS ENDED
                                JUNE 30,                           YEAR ENDED DECEMBER 31,
                                --------                           -----------------------
                           1997           1996                        1996               1995
                           ----           ----                      -------            -------
Ohio & Indiana.....       1,029           1,046                       1,910             1,865
Florida............         365             341                         663               619
NC, VA & MD........         281             329                         589               632
                           ----            ----                        ----               ---
   TOTAL                  1,675           1,716                       3,162             3,116
                          =====           =====                       -----             =====

                            HOMES DELIVERED                            HOMES DELIVERED
                      -----------------------------           -----------------------------------
                            SIX MONTHS ENDED
                                 JUNE 30,                             YEAR ENDED DECEMBER 31,
                          ---------------------                      ------------------------
                           1997           1996                        1996              1995
                          ------         ------                      -------           ------
Ohio & Indiana.....         806             798                       1,939             1,696
Florida............         277             280                         667               657
NC, VA & MD........         250             264                         640               599
                           ----            ----                         ---              ----
   TOTAL                  1,333           1,342                       3,246             2,952
                          -----           -----                       =====             =====

         The following table sets forth Backlog information as of June 30, 1997 and 1996, respectively, for each of the Company's regions (other than Arizona, where the Company had no operating results as of June 30, 1997):

                                                                   BACKLOG
                      -----------------------------------------------------------------------------------------------
                                    JUNE 30, 1997                                       JUNE 30, 1996
                                    -------------                                       -------------
                                        DOLLARS      AVERAGE                               DOLLARS       AVERAGE
                             UNITS    (MILLIONS)   SALES PRICE                  UNITS     (MILLIONS)     SALES PRICE
                             -----    ----------   -----------                  -----     ----------     -----------
Ohio & Indiana.....          1,131          $200        $177,000                  908           $158        $174,000
Florida............            309            56         181,000                  221             36         163,000
NC, VA & MD........            239            63         263,000                  208             51         246,000
                            ------        ------         -------               ------        -------       ---------
   TOTAL                     1,679          $319        $190,000                1,337           $245        $183,000
                             =====          ====        ========                =====           ====        ========

          The homebuilding industry is highly competitive. The Company competes in each of the geographic areas in which it operates with numerous other homebuilders, ranging from small local to larger regional and national builders and developers. The Company continually evaluates its markets, focusing on key data such as population trends, job formation, income levels, housing demand and supply and homebuilding competition.

PRODUCT LINES

         The Company, on a regional basis, offers homes ranging in price from approximately $80,000 to approximately $750,000 and ranging in square footage from approximately 1,100 to 4,200 square feet. There are more than 200 different floor plans and elevations across all product lines. By offering a wide range of homes, the Company is able to attract first-time homebuyers, move-up buyers and empty-nesters.

         In the Columbus market, which is the Company's largest market, the Company offers all of its seven distinct product lines. In addition, the Company offers a select number of its product lines in its divisions outside of Columbus. The price range and average square footage for these product lines in Columbus are shown below:

                                                                                           AVERAGE
                       PRODUCT LINE                      PRICE RANGE                   SQUARE FOOTAGE
                       ------------                      -----------                   --------------

                      Horizon                         $80,000  -    $140,000                1,400
                      M/I Homes
                         Heritage                    $115,000  -    $165,000                1,500
                         Hallmark                    $140,000  -    $205,000                2,000
                         Regency                     $165,000  -    $230,000                2,450
                      Showcase Homes
                         Signature                   $190,000  -    $230,000                2,500
                         Hampsted                    $180,000  -    $300,000                2,600
                         Classic                     $205,000  -    $400,000                2,800


         In addition, the Company offers a line of attached townhomes in the Maryland and Virginia markets. These homes are marketed primarily to first-time buyers and range from 1,400 to 2,300 square feet of living space. These homes utilize wood frame construction and feature exteriors of aluminum with brick fronts. In Maryland, Virginia and Phoenix, the Company also offers additional homes with up to 4,200 square feet of living space for prices ranging up to $750,000.

         In all of the Company's lines of homes, certain options are available to the purchaser for an additional charge. Major options include fireplaces, additional bathrooms, and higher quality carpeting, cabinets and appliances. The options typically are more numerous and significant on the more expensive homes. In offering its various products, the Company attempts to maintain substantially the same ratio of revenue to costs and expenses for each of its product lines.

LAND DEVELOPMENT ACTIVITIES

         The Company's land development activities and land holdings have increased significantly in the past few years, and the Company expects land holdings to continue to increase. The Company continues to purchase lots from outside developers under option contracts, when possible, to limit the Company's risk; however, the Company continues to evaluate all of its alternatives to satisfy its need for lots in the most cost effective manner. The Company develops its own lots where it can gain a competitive advantage by doing so or where shortages of qualified land developers make it impractical to purchase the required lots from outside sources. The Company seeks to limit its investment in undeveloped land and lots to the amount reasonably expected to be sold in the next three to five years. Although the Company purchases land and engages in land development activities primarily for the purpose of furthering its own homebuilding activities, in certain markets, the Company has developed land with the intention of selling a portion of the lots to outside homebuilders.

         To limit its risk in connection with raw land development, the Company has primarily acquired land through the use of contingent purchase contracts. All such contracts require the internal approval of the Company's land committee. These contracts condition the Company's obligation to purchase land upon the Company's review and approval of zoning, utilities, soil and subsurface conditions, environmental and wetland conditions, levels of taxation, traffic patterns, development costs, title matters and other property-related criteria. In addition, careful attention is paid to the quality of the public school system. Only after this thorough evaluation has been completed does the Company make a commitment to purchase undeveloped land. To further reduce its risk when evaluating the acquisition of raw land, the Company generally does not commence development and engineering plans or surveys until all necessary zoning approvals are obtained.

          The Company from time to time enters into joint ventures, generally with other homebuilders. At June 30, 1997, the Company had interests varying from 33% to 50% in each of 18 joint ventures and nine limited liability companies ("LLCs"). These joint ventures and LLCs develop land into lots and, generally, the Company receives its percentage interest in the form of a distribution of developed lots. These joint ventures and LCCs pay to the managing partner or manager certain fees for accounting, administrative and construction supervision services performed by the managing partner or manager in addition to its percentage interest as a partner in the profits of the joint venture or LLC. The Company currently is responsible for the management of seven of these 18 joint ventures and five of the nine LLCs. These joint ventures and LLCs are equity financed, except where seller financing is available on attractive terms.

          In developing lots and land, the Company is required by some municipalities and other governmental authorities to provide completion bonds for sewer, streets and other improvements. The Company generally provides letters of credit in lieu of these completion bonds. At June 30, 1997, $9.9 million of letters of credit were outstanding for these purposes, as well as $9.1 million of completion bonds.

AVAILABLE LOTS AND LAND

          The Company seeks to balance the economic risk of owning lots and land with the necessity of having lots available for its homes. At December 31, 1996, the Company had in inventory 2,003 developed lots and 979 lots under development. The Company also owned raw land expected to be developed into approximately 1,269 lots.

         In addition, at December 31, 1996, the Company's interest in lots held by its joint ventures and LLCs consisted of 6 developed lots and 421 lots under development. The Company also owns interests in raw land held by its joint ventures and LLCs zoned for 1,027 lots. It is anticipated that some of the lots owned by the Company and the joint ventures and LLCs will be sold to others.

         At December 31, 1996, the Company had options and purchase contracts, which expire over the next three years, to acquire 3,184 developed lots and land to be developed into approximately 4,767 lots, for a total of 7,951 lots, with an aggregate current purchase price of approximately $167.0 million. Purchase of these properties is contingent upon satisfaction of certain requirements by the Company and the sellers, such as zoning approval. The majority of these lot purchase agreements provide for periodic escalation of the purchase price which, the Company believes, reflects the developers' carrying cost of the lots. The following table sets forth the Company's land position in lots (including the Company's interest in joint ventures) by region in which the Company operated at December 31, 1996:

                                                        OWNED LOTS
                                           -------------------------------------
                                                           Under         To Be     Lots under
                       Region              Developed    Development    Developed     Option      Total
                    ---------------------------------------------------------------------------------
                    Ohio and Indiana          857          992          1,575        5,195      8,619

                    Florida                   717          123            106        1,432      2,378

                    Carolina                  195          129            152          779      1,255

                    Washington, D.C.          240          156            463          545      1,404
                    ---------------------------------------------------------------------------------

                    Total                   2,009        1,400          2,296        7,951     13,656
                    =================================================================================

FINANCIAL SERVICES

         Through its wholly-owned subsidiary M/I Financial, the Company offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. M/I Financial has branches in all of the Company's housing markets, with the exception of Virginia, Maryland and Arizona. Of the 2,985 Homes Delivered in 1996
in the markets in which M/I Financial operates, M/I Financial provided financing for 2,309 of these homes representing approximately $304.7 million of mortgage loans originated and sold. M/I Financial issues commitments to customers and closes both conventional and government-insured loans in its own name. However, in an effort to minimize the risk of financing activities, M/I Financial generally sells the loans it originates to the secondary market which provides the funding within several days thereafter. The Company retains a small servicing portfolio which it currently sub-services with a financial institution.

         At December 31, 1996, the Company was committed to fund $79.8 million in mortgage loans to homebuyers. Of this total, approximately $11.0 million were adjustable rate loans and $68.8 million were fixed rate loan commitments. The loans are granted at current market interest rates and the rate is guaranteed through the transfer of the title of the home to the buyer. The Company uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the home closes. The method to be used is determined at the time of the loan commitment based on the market conditions and alternatives available. The Company's policy requires that there be no interest rate risk on loans closed waiting to be sold. Also according to the policy, the pipeline of committed loans is to be hedged at 70 to 95% of the committed balance which represents the percentage of loans expected to be closed.

         One of the methods the Company uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires or earlier, if the Company determines that it will be unable to use the entire commitment prior to its expiration date. At December 31, 1996, the Company had approximately $50.7 million of commitments to deliver mortgage loans to outside investors.

         Another method utilized by the Company to hedge its interest rate risk is the use of forward sales of mortgage-backed securities whereby the Company agrees to sell and later repurchase similar but not identical mortgage-backed securities. Generally, the agreements are fixed-coupon agreements whereby the interest rate and maturity date of both transactions are approximately the same and are established to correspond with the closing of the fixed interest rate mortgage loan commitments of the Company. The difference between the two values of the mortgage-backed securities in the agreements at settlement provide a hedge on the interest rate risk exposure in the mortgage loan commitments and is included in the gain or loss on the sale of the loans to third party investors. At December 31, 1996, these agreements matured within 90 to 120 days. Securities under forward sales agreements averaged approximately $15.3 million during 1996 and the maximum amounts outstanding at any month end during 1996 was $27.0 million, the balance at December 31, 1996. Hedging gains of $0.9 million were deferred at year end as the mortgage loans and commitment contracts qualified for hedge accounting.

         To reduce the credit risk associated with accounting losses, which would be recognized if the counterparties failed completely to perform as contracted, the Company limits the entities that management can enter into a commitment with to the primary dealers in the market. The risk of accounting loss is the difference between the market rate at the time a counterparty fails and the rate the Company committed to for the mortgage loans and any purchase commitments recorded with the counterparty.

         M/I Financial has been approved by the Department of Housing and Urban Development and the VA to originate loans insured by the FHA and the VA, respectively, and has been approved by the Federal Home Loan Mortgage Corporation ("FHLMC") and by the Federal National Mortgage Association ("FNMA") as a seller and servicer of mortgages sold to FHLMC and FNMA.

REGULATION AND ENVIRONMENTAL MATTERS

         The homebuilding industry, including the Company, is subject to various local, state and federal (including FHA and VA) statutes, ordinances, rules and regulations concerning zoning, building, design, construction, sales and similar matters. Such regulation affects construction activities, including types of construction materials which may be used, certain aspects of building design, as well as sales activities and other dealings with consumers. The Company also must obtain certain licenses, permits and approvals from various governmental authorities for its development activities. In many areas, the Company is subject to local regulations which impose restrictive zoning and density requirements in order to limit the number of houses within the boundaries of a particular locality. The Company seeks to reduce the risk from restrictive zoning and density requirements by the use of contingent land purchase contracts which require that the land to be purchased by the Company meet various requirements, including zoning.

         The Company may be subject to periodic delays or may be precluded entirely from developing projects due to building moratoriums, particularly in Florida. Generally, such moratoriums relate to insufficient water or sewage facilities or inadequate road capacity within specific market areas or subdivisions. Moratoriums experienced by the Company have not been of long duration and have not had a material effect on the Company's business.

         Each of the states in which the Company operates has adopted a wide variety of environmental protection laws. These laws generally regulate developments of substantial size and which are in or near certain specified geographic areas. Furthermore, these laws impose requirements for development approvals which are more stringent than those which land developers would have to meet outside of these geographic areas.

         Increasingly stringent requirements may be imposed on homebuilders and developers in the future which may have a significant impact on the Company and the industry. Although the Company cannot predict the effect of these requirements, such requirements could result in time-consuming and expensive compliance programs. In addition, the continued effectiveness of licenses or permits already granted or development approvals already obtained is dependent upon many factors, some of which are beyond the Company's control.

EMPLOYEES

         At March 14, 1997, the Company employed 732 people (including part-time employees), of which 179 were employed in sales, 303 in construction and 250 in management, administrative and clerical positions. The Company considers its employee relations to be excellent. No employees are represented by a collective bargaining agreement.

PROPERTIES

         The Company leases all of its offices, including the corporate and division locations.

         Due to the nature of the Company's business, a substantial amount of property is held as inventory in the ordinary course of business. See "-- Available Lots and Land."

LEGAL PROCEEDINGS

         The Company is involved in routine litigation incidental to its business. The Company does not believe that any of this litigation is material to the financial condition or the results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

         The following table sets forth certain information as of October 12, 1997, regarding each of the Company's executive officers, directors and other key employees:

                    NAME                          AGE                        POSITIONS
                    ----                          ---                        ---------

Irving E. Schottenstein (1)................        68        Chairman of the Board and Chief
                                                                Executive Officer
Robert H. Schottenstein (1)................        45        President and Director
Steven Schottenstein (1)...................        41        Senior Executive Vice President and Director
Kerrii B. Anderson.........................        40        Senior Vice President and Chief Financial Officer
Friedrich K. M. Bohm (2)(3)................        55        Director
Lewis R. Smoot, Sr. (1)(2)(3)..............        63        Director
Norman L. Traeger (2)(3)...................        58        Director
Paul S. Coppel.............................        39        Senior Vice President, General Counsel and
                                                                Secretary
Phillip G. Creek...........................        45        Senior Vice President and Treasurer
Gary A. Haarer.............................        54        President - Arizona Region
Robert C. Moesle...........................        46        President - Washington, D.C. Region
Lloyd T. Simpson...........................        52        President - Columbus Region

-------------

(1)  Member of the Executive Committee.
(2)  Member of Compensation Committee.
(3)  Member of Audit Committee.

         Irving E. Schottenstein is the father of Steven Schottenstein and Robert H. Schottenstein.

EXECUTIVE OFFICERS

         Irving E. Schottenstein has been Chief Executive Officer since August 1986, and a Director of the Company or its predecessors since 1973. He was President of the Company or its predecessors from 1973 until 1996. He was also the Chairman of the Board or President of M/I Financial Corp., from 1983 until August 1995. He was a Director of M/I Financial Corp. from 1983 until August 1995.

         Robert H. Schottenstein has been President since May 1996, an Assistant Secretary since March 1991 and a Director since 1993. He served as an Executive Vice President from February 1994 until May 1996, as a Senior Vice President from September 1993 until February 1994 and became a Vice President of the Company in March 1991. He became the Regional Manager for the Cincinnati Division in April 1994 and for the Midwest Land Operations in January 1993. He began his service with the Company in field operations and has been responsible for the Ohio Land Division since November 1992. He was a Director of the Company's predecessor from 1980 until August 1986. From 1977 to 1991, he was engaged in the private practice of law with Schottenstein, Zox & Dunn Co., L.P.A. and was of counsel to that firm until September 1993. He currently serves as a Director of Huntington Bancshares Incorporated.

         Steven Schottenstein has been a Senior Executive Vice President since May 1996, an Assistant Secretary since April 1992 and a Director since 1993. He served as an Executive Vice President from February 1994 until May 1996, as a Senior Vice President from September 1993 until February 1994 and was a Vice President from June 1990 until September 1993. He became a Regional Manager for the Washington, D.C. Region in December 1990, Regional Manager for the Indiana Region in April 1992 and Regional Manager for the Carolina Region in

February 1994 and served in such positions until May 1996. From 1984 to June 1990, he was Vice President/Division Manager-Orlando Division. He was a Director of the Company's predecessor from 1980 until August 1986.

         Kerrii B. Anderson is Senior Vice President, Chief Financial Officer and Assistant Secretary of the Company. She became a Senior Vice President in September 1993 and has been Chief Financial Officer since 1988. She was also made a Vice President in 1988 and has been Chief Financial Officer of M/I Financial since 1988.

DIRECTORS

         Friedrich K. M. Bohm has been the Managing Partner and Chief Executive Officer of NBBJ, the second largest architectural firm in the United States, since 1987. He is a Director, and currently serves as a member of the executive committee of the Board of Directors, of Huntington National Bank, a subsidiary of Huntington Bancshares Incorporated, and as a Director of The Daimler Group and 55 Restaurants, Inc.

         Lewis R. Smoot, Sr. has been the President and Chief Executive Officer of The Smoot Corporation, a real estate construction and management concern, since 1987. He currently serves as a Director of Huntington Bancshares Incorporated.

         Norman L. Traeger founded United Skates of America, a chain of family fun centers, in 1971 and The Discovery Group, a venture capital firm, in 1983. Mr. Traeger currently owns and manages industrial, commercial and office real estate and is Vice Chairman of the Board of Trustees of Prescott College. He has been a Director of the Company since February 1997.

OTHER KEY EMPLOYEES

         Paul S. Coppel joined the Company in January 1994 as Senior Vice President/General Counsel. Mr. Coppel became the Secretary in February 1995. He became the Secretary of M/I Financial in August 1995. Prior to joining the Company, Mr. Coppel was engaged in the private practice of law with Vorys, Sater, Seymour and Pease, Columbus, Ohio from April 1993 until December 1993; and Schwartz, Kelm, Warren & Rubenstein, Columbus, Ohio from September 1986 until April 1993.

         Phillip G. Creek joined the Company in January 1993 as Vice President and Treasurer and became a Senior Vice President in September 1993. He became the Vice President of M/I Financial in August 1995. From 1978 to 1993, Mr. Creek was employed with The Ryland Group, Inc., a national homebuilder.

         Gary A. Haarer joined the Company in November 1996 as President of the Arizona Region. Prior to joining the Company, Mr. Haarer was employed with UDC Homes, Inc., a national homebuilder with operations concentrated in Phoenix, for more than 20 years, most recently as its Executive Vice President.

         Robert C. Moesle joined the Company in December 1990 as Division Manager of the Washington, D.C. division and became Vice President/Regional Manager-Washington, D.C. Region in September 1991 and President of the Washington, D.C. Region in November 1996. He became a Senior Vice President in September 1993. Prior to joining the Company, Mr. Moesle was employed with NVR, Inc. and The Ryland Group, Inc., both national homebuilders.

         Lloyd T. Simpson joined the Company in 1984 and has been President of the Columbus Region since November 1996 and was Vice President/Regional Manager-Columbus Region from February 1996 through November 1996. From 1984 until February 1996, he was the Vice President/Regional Manager-Ohio Region. He became a Senior Vice President in September 1993 and assumed division manager responsibilities for the Columbus Division in April 1994.

         Directors of the Company are elected annually. Officers of the Company are elected annually and serve at the discretion of the Board of Directors.

         As a result of the resignations of Holly S. Kastan, Amy D. Schottenstein and Eric J. Schottenstein on August 1, 1997, in connection with the repurchase of 702,439 shares of Common Stock from members of the Melvin L. Schottenstein family, there are three open seats on the Board of Directors, one in each of the three classes. The Company currently intends to fill at least two of such seats at or prior to the Company's 1998 annual meeting of shareholders.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table and accompanying footnotes set forth certain information with respect to beneficial ownership of the Company's Common Stock as of October 14, 1997, and as adjusted to reflect the sale of the 2,000,000 shares of Common Stock by the Company and 310,000 shares of Common Stock by the Selling Shareholders in the Offering, by: (i) each of the Company's directors;
(ii) each of the Company's "named executive officers" included in the compensation table of the Company's proxy statement; (iii) all directors and officers as a group; (iv) each person who is known by the Company to beneficially own five percent or more of any class of the Company's voting securities; and (v) the Selling Shareholders.

                                                         BENEFICIAL OWNERSHIP                          BENEFICIAL OWNERSHIP
                                                           PRIOR TO OFFERING                              AFTER OFFERING
                                                       --------------------------    NUMBER OF     ----------------------------
                                                                                   SHARES TO BE
                      DIRECTORS AND                    NUMBER OF     PERCENT OF     SOLD IN THE      NUMBER        PERCENT OF
               NAMED EXECUTIVE OFFICERS (1)              SHARES        CLASS       OFFERING (2)    OF SHARES (2)   CLASS (2)
               ----------------------------              ------        -----       ------------    -------------   ---------
     Friedrich K. M. Bohm........................            5,000       *              --                 5,000       *
     Irving E. Schottenstein (3).................          529,300      7.0%            --               529,300      5.5%
     Robert H. Schottenstein (4).................          575,200      7.6%            --               600,200      6.3%
     Steven Schottenstein (5)....................          524,200      6.9%                             549,200      5.7%
     Lewis R. Smoot, Sr..........................            2,000       *              --                 2,000       *
     Norman L. Traeger...........................            1,500       *              --                 1,500       *
     Kerrii B. Anderson (6)......................            9,200       *              --                 9,200       *
     All directors and executive officers as a group
        (7 persons)..............................        1,646,400     21.6%            --             1,696,400     17.6%

     PRINCIPAL AND SELLING SHAREHOLDERS
     FMR Corp. (7)...............................          868,600     11.4%            --               868,600      9.1%
        82 Devonshire Street
        Boston, MA 02109
     Linda S. Fisher (8).........................          569,300      7.5%            --               569,300      5.9%
        11221 Grandon Ridge Circle
        Cincinnati, OH 45249
     Holly S. Kastan (9).........................          363,620      4.8%          125,000            238,620      2.5%
        2355 Commonwealth South
        Columbus, OH 43209
     Julie S. Saar (10)..........................          379,900      5.0%          125,000            254,900      2.7%
        Ha Shfela 2/5
        Kfar Saba Israel
     Amy D. Schottenstein........................          379,403      5.0%           60,000            319,403      3.3%
        1615 10th Street West
        Kirkland, WA  98033
     Gary L. Schottenstein (12)..................          563,800      7.4%            --               563,800      5.9%
        2077 Parkhill Drive
        Columbus, OH 43209
---------------

* Less than 1%

(1) The address of each of the directors and named executive officers is c/o M/I Schottenstein Homes, Inc., 3 Easton Oval, Columbus, Ohio 43219.

(2) Does not give effect to any exercise of the Underwriters' over-allotment option to purchase up to 300,000 additional shares from the Company. In addition, Robert H. Schottenstein and Steven Schottenstein have agreed to purchase an aggregate of 50,000 shares of Common Stock from certain of the Selling Shareholders at the price to public on the front cover of this Prospectus immediately after the consummation of the Offering.

(3) Irving E. Schottenstein is the trustee of (i) the Irving and Frankie Schottenstein Trust which holds 478,300 shares and (ii) the Steven Schottenstein Descendants Trust which holds 51,000 shares, and exercises all rights with regard to such shares. Does not include an aggregate of 2,149,000 shares which are held in trust by Mr. Schottenstein, as trustee, pursuant to trust agreements dated August 1986, as amended, for the benefit of Mr. Schottenstein's four children: Robert H. Schottenstein (550,000 shares), Steven Schottenstein (499,000 shares), Gary L. Schottenstein (550,000 shares) and Linda S. Fisher (550,000 shares). As trustee, Mr. Schottenstein is empowered to exercise all rights with regard to such shares, revoke each trust and, with the agreement of each beneficiary, amend each trust.

(4) 550,000 of these shares are held in trust by Irving E. Schottenstein in accordance with note 3 above. 2,800 of these shares are held by Robert H. Schottenstein, individually. 16,500 of these shares are held in trust by Robert H. Schottenstein, as trustee, for the benefit of his children pursuant to trust agreements dated December 22, 1994. As trustee, Robert H. Schottenstein is empowered to exercise all rights with regard to such shares and may be deemed the beneficial owner of such shares. Includes 5,900 shares of Common Stock that underlie exercisable stock options.

(5) 499,000 of these shares are held in trust by Irving E. Schottenstein in accordance with note 3 above. 2,800 of these shares are held by Steven Schottenstein, individually. 16,500 of these shares are held in trust by Steven Schottenstein, as trustee, for the benefit of his children pursuant to trust agreements dated December 22, 1994. As trustee, Steven Schottenstein is empowered to exercise all rights with regard to such shares and may be deemed the beneficial owner of such shares. Includes 5,900 shares of Common Stock that underlie exercisable stock options.

(6) Includes 5,800 shares of Common Stock that underlie exercisable stock options.

(7) Based on information set forth in a Schedule 13G dated February 14, 1997, which was filed on behalf of FMR Corp. and certain other Fidelity entities.

(8) 550,000 of these shares are held in trust by Irving E. Schottenstein in accordance with note 3 above. 2,800 of these shares are held by Linda S. Fisher, individually. 16,500 of these shares are held in trust by Mrs. Fisher, as trustee, for the benefit of her children pursuant to trust agreements dated December 22, 1994. As trustee, Mrs. Fisher is empowered to exercise all rights with regard to such shares and may be deemed the beneficial owner of such shares.

(9) 243,620 of these shares are held in trust by Holly S. Kastan, as trustee. 80,000 of these shares are held in a trust for the benefit of Mrs. Kastan's children, the trustee of which is David J. Kastan, Mrs. Kastan's brother-in-law. 40,000 of these shares are held by Mrs. Kastan's husband.

(10) 311,168 of these shares are held in trust by Julie S. Saar, as trustee, and 68,732 shares are held in a family trust of which Mrs. Saar's husband is trustee.

(11) 5,104 of these shares are owned by Eric J. Schottenstein as custodian for his minor children.

(12) 550,000 of these shares are held in trust by Irving E. Schottenstein in accordance with note 3 above. 2,800 of these shares are held by Gary L. Schottenstein, individually. 11,000 of these shares are held in trust by Gary L. Schottenstein, as trustee, for the benefit of his children pursuant to trust agreements dated December 22, 1994. As trustee, Gary L. Schottenstein is empowered to exercise all rights with regard to such shares and may be deemed the beneficial owner of such shares.

                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 38,000,000 shares of common stock, par value $.01 per share (the "Common Stock") and 2,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of October 14, 1997, 7,597,561 shares of Common Stock were issued and outstanding. There are no shares of Preferred Stock issued and outstanding.

         The following summary description does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation (the "Articles") and Regulations of the Company, which are incorporated herein by reference.

COMMON STOCK

         Each holder of Common Stock is entitled to one vote per share on all matters to be voted upon by shareholders generally, including the election of directors. Holders of Common Stock have no cumulative voting rights and no preemptive rights to purchase or subscribe for any Common Stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. The holders of Common Stock are not subject to further calls or assessments by the Company. Subject to the rights of the holders of any shares of Preferred Stock which may be outstanding, and subject to the applicable debt instruments of the Company, each holder of Common Stock on the applicable record date is entitled to receive dividends, pro rata according to the number of shares of Common Stock held, when and if declared by the Board of Directors out of legally available funds therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or provision for payment of liabilities and the liquidation preference of any shares of Preferred Stock which may be outstanding. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

PREFERRED STOCK

         The Board of Directors is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, of any series so established, including dividend rights, liquidation preferences, redemption rights and conversion rights, but excluding, under current applicable law, voting rights. Any series of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is Boston Equiserve.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED CAPITAL STOCK

         The authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

         The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES AND REGULATIONS

         Certain provisions of the Articles and Regulations of the Company summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     Classified Board of Directors

         The Regulations provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. In addition, the Regulations provide that the number of directors in each class and the total number of directors of the Company may only be changed by the affirmative vote of a majority of the directors or the holders of record of at least 75% of the voting power of the Company. However, under the Ohio General Corporation Law, shareholders of record of at least a majority of the voting power of the Company may remove any or all of the directors without assigning cause and may fill the resulting vacancy or vacancies.

     Limited Shareholder Action by Written Consent

         Section 1701.54 of the Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that, pursuant to Section 1701.11, the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider in its best interest.

                         SHARES ELIGIBLE FOR FUTURE SALE

         The Company estimates that, other than the Common Stock offered hereby and the 3,300,000 shares sold in the Company's November 1993 initial public offering, as well as approximately 287,000 shares issued prior to the initial public offering that have been resold in the public market, the remaining 4,010,144 outstanding shares, of which 310,000 shares are being offered hereby, are currently not able to be sold in the public market without restriction. However, beginning on November 14, 1997, and assuming the consummation of the Offering, 888,244 of such shares of Common Stock held by members of Melvin L. Schottenstein's family will be eligible to be resold in the public market pursuant to the provisions of Rule 144(k) under the Securities Act. The Selling Shareholders, who will own 762,923 of such 888,244 shares have agreed that, without the prior written consent of Smith Barney Inc., they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus.

         Upon the closing of the Offering, the Company estimates that no more than an additional 2,829,500 "restricted shares" as defined in Rule 144 or shares held by persons who could be deemed to be an "affiliate" of the Company will be outstanding and will be available for sale in the public market pursuant to the volume and other limitations of Rule 144 or, depending on the facts and circumstances, without restriction pursuant to Rule 144(k). All of such shares are beneficially owned by members of the Irving E. Schottenstein family and the executive officers and directors of the Company. See "Principal and Selling Shareholders."

         In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted shares from the Company or from any "affiliate" of the Company, the acquirer or subsequent holder thereof is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 96,000 shares upon the closing of the Offering) and the average weekly trading volume of the Company's Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Such sales under Rule 144 are also subject to certain manner of sales provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the later of the date of acquisition of restricted shares from the Company and from any affiliate of the Company, and the acquirer or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

         In addition to the Selling Shareholders, each of the Company, the Company's executive officers and directors and the members of the Irving E. Schottenstein family has agreed that, without the prior written consent of Smith Barney Inc., it will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 90 days after the date of this Offering, subject to certain limited exceptions, including, but not limited to, grants of awards under the Company's existing employee benefit plans or issuances of Common Stock upon the exercise of outstanding stock options and offerings made on Form S-4. See "Underwriting."

                                  UNDERWRITING

         Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of the underwriters (the "Underwriters") named below has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                     NUMBER OF
                                 UNDERWRITER                           SHARES
Smith Barney Inc.............................................
Salomon Brothers Inc.........................................
Southeast Research Partners, Inc.............................
                                                                ----------------

         Total...............................................          2,310,000
                                                                ================

         The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

         The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $ per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess
of $      per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.

         The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

         Each of the Company, the Company's executive officers and directors, the Selling Shareholders and certain other shareholders has agreed that, for a period of 90 days from the date of this Prospectus, it will not, in each case without the prior consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for,

Common Stock of the Company, except for grants of awards under the Company's existing employee benefit plans or issuances of Common Stock upon the exercise of outstanding stock options and offerings made pursuant to Form S-4.

         The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

         The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                                  LEGAL MATTERS

         Certain legal matters relating to the validity of issuance of the Common Stock being offered hereby will be passed upon for the Company by Vorys, Sater, Seymour and Pease, Columbus, Ohio. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                     EXPERTS

         The consolidated financial statements and the related consolidated financial statement schedules as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996; included and incorporated by reference in this Prospectus included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material should also be available at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         The Company has filed a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein are qualified in their entirety by reference to the Registration Statement and such exhibits.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997, and pages two through six ("Election of Directors" through "Certain Transactions") and pages 11 through 17 ("Executive Compensation") contained in the Company's Proxy Statement dated April 1, 1997 relating to the 1997 Annual Meeting of Shareholders are incorporated herein by reference. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to M/I Schottenstein Homes, Inc., 3 Easton Oval, Suite 500, Columbus, Ohio 43219,
Attention: Phillip G. Creek, Senior Vice President and Treasurer, telephone number (614) 418-8000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        PAGE
                                                                        ----


Independent Auditors' Report.........................................   F-2

Consolidated Statements of Income -
       Years Ended December 31, 1996, 1995 and 1994..................   F-3

Consolidated Balance Sheets -
       December 31, 1996 and 1995....................................   F-4

Consolidated Statements of Stockholders' Equity -
       Years Ended December 31, 1996, 1995 and 1994..................   F-5

Consolidated Statements of Cash Flows -
       Years Ended December 31, 1996, 1995 and 1994..................   F-6

Notes to Consolidated Financial Statements...........................   F-7

Unaudited Interim Consolidated Balance Sheet -
       June 30, 1997.................................................   F-13

Unaudited Interim Consolidated Statements of Income -
       Six Months Ended June 30, 1997 and 1996.......................   F-14

Unaudited Interim Consolidated Statements of Cash Flows -
       Six Months Ended June 30, 1997 and 1996.......................   F-15

Notes to Interim Unaudited Consolidated Financial Statements.........   F-16

                          INDEPENDENT AUDITORS' REPORT



To the Stockholders and Directors of
M/I Schottenstein Homes, Inc.:

         We have audited the accompanying consolidated balance sheets of M/I Schottenstein Homes, Inc. and its subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Columbus, Ohio
February 27, 1997, except with respect to the last paragraph of
Note 2, for which the date is March 15, 1997

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                        Consolidated Statements of Income
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                                                      YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share amounts)                         1996                  1995                  1994
---------------------------------------------------------------------------------------------------------------------------
Revenue (Notes 1, 4 and 5)                                             $ 577,192             $527,822              $491,719
---------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
     Land and housing (Notes 1, 2 and 4)                                 468,089              431,961               403,554
     General and administrative (Notes 1 and 2)                           34,980               30,660                27,208
     Selling (Notes 1 and 2)                                              37,943               34,497                31,799
     Interest (Notes 1, 4, 6 and 7)                                       13,103               14,198                 9,965
---------------------------------------------------------------------------------------------------------------------------

Total costs and expenses                                                 554,115              511,316               472,526
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary loss                         23,077               16,506                19,193
---------------------------------------------------------------------------------------------------------------------------

Income taxes (credit) (Note 11):
     Current                                                              11,049                8,399                 8,101
     Deferred                                                             (2,082)              (1,769)                 (521)
---------------------------------------------------------------------------------------------------------------------------

Total income taxes                                                         8,967                6,630                 7,580
---------------------------------------------------------------------------------------------------------------------------

Income before extraordinary loss                                          14,110                9,876                11,613
---------------------------------------------------------------------------------------------------------------------------

Extraordinary loss from extinguishment of debt,
     net of income taxes of $823 (Note 7)                                 (1,287)                   -                     -
---------------------------------------------------------------------------------------------------------------------------

Net income                                                             $  12,823             $  9,876              $ 11,613
---------------------------------------------------------------------------------------------------------------------------

Net income before extraordinary loss per common share (Note 1)         $    1.60             $   1.12              $   1.32
---------------------------------------------------------------------------------------------------------------------------

Extraordinary loss per common share (Note 7)                           $    (.14)                   -                     -
---------------------------------------------------------------------------------------------------------------------------

Net income per common share (Note 1)                                   $    1.46             $   1.12              $   1.32
---------------------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding                             8,800,000            8,800,000             8,800,000
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                           Consolidated Balance Sheets
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                                                                     DECEMBER 31,
(Dollars in thousands, except par values)                                                  1996                       1995
---------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash, including cash in escrow (Note 1)                                                 $   6,761                  $  8,136
Receivables (Note 3)                                                                       34,447                    23,612
Inventories (Notes 1, 2, 4 and 5):
     Single-family lots, land and land development costs                                  129,025                   120,806
     Houses under construction                                                             89,696                    86,110
     Model homes and furnishings (less accumulated
         depreciation:  1996 - $56; 1995 - $823)                                           19,482                    20,971
     Land purchase deposits                                                                   716                       381
Office furnishings, transportation and
     construction equipment - at cost (less accumulated
     depreciation:  1996 - $6,668; 1995 - $6,106) (Note 1)                                  1,635                     2,392
Investment in unconsolidated joint ventures and
     limited partnerships (Notes 2, 4, 5 and 8)                                            12,998                    11,641
Other assets (Notes 1 and 11)                                                              10,599                     7,094
---------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                                          $ 305,359                  $281,143
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable banks - home-building operations (Note 6)                                 $  77,000                  $ 87,000
Note payable bank - financial operations (Note 6)                                          23,300                    15,200
Subordinated notes (Note 7)                                                                25,000                    24,513
Accounts payable                                                                           32,016                    29,219
Accrued compensation                                                                       11,802                     7,336
Income taxes payable (Note 11)                                                              1,502                     2,771
Accrued interest, warranty and other (Note 1)                                              15,349                    10,136
Customer deposits                                                                           7,071                     5,472
---------------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                                193,040                   181,647
---------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Notes 4, 6, 7, 8, 10, 12 and 13)
---------------------------------------------------------------------------------------------------------------------------

Stockholders' equity (Notes 1, 2, 6, 9 and 10):
Preferred stock - $.01 par value; authorized -
     2,000,000 shares; none outstanding                                                         -                         -
Common stock - $.01  par value; authorized - 38,000,000
     shares; issued and outstanding - 8,800,000 shares                                         88                        88
Additional paid-in capital                                                                 50,573                    50,573
Retained earnings                                                                          61,658                    48,835
---------------------------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                       112,319                    99,496
---------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                                          $ 305,359                  $281,143
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                 Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                                  Common Stock
                                                         ----------------------------          Additional
                                                           Shares                                Paid-in             Retained
(Dollars in thousands)                                   Outstanding          Amount             Capital             Earnings
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                             8,800,000              $88               $50,573             $28,428
     Net income                                                  -                -                     -              11,613
     Distributions to stockholders (Note 1)                      -                -                     -              (1,082)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                             8,800,000               88                50,573              38,959
     Net income                                                  -                -                     -               9,876
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                             8,800,000               88                50,573              48,835
     Net income                                                  -                -                     -              12,823
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                             8,800,000              $88               $50,573             $61,658
-------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                      Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY


                                                                                      YEAR ENDED DECEMBER 31,
(Dollars in thousands)                                                      1996                 1995                  1994
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                       $  12,823              $   9,876              $ 11,613
     Adjustments to reconcile net income to net cash
        provided (used) by operating activities:
         Extraordinary loss from extinguishment of debt                    2,110                     -                     -
         Loss from property disposals                                      1,008                   335                   254
         Depreciation and amortization                                     1,377                 1,754                 1,647
         Deferred income tax credit                                       (2,082)               (1,769)                 (521)
         Decrease (increase) in receivables                              (10,835)               (6,265)                3,865
         Decrease (increase) in inventories                                 (612)                5,775               (38,807)
         Decrease (increase) in other assets                              (1,589)                  861                  (845)
         Increase (decrease) in accounts payable                           2,797                (2,217)                6,652
         Increase (decrease) in income taxes payable                      (1,269)                1,602                (1,453)
         Increase (decrease) in accrued liabilities                        9,983                 5,155                (1,694)
         Equity in undistributed income of
              unconsolidated joint ventures and limited partnerships        (223)                 (132)                 (242)
-------------------------------------------------------------------------------------------------------------------------------
              Net cash provided (used) by operating activities            13,488                14,975               (19,531)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to model and office furnishings, transportation
         and construction equipment                                         (611)                 (691)               (2,149)
     Investment in unconsolidated joint ventures                         (12,718)              (10,423)               (9,752)
     Distributions from unconsolidated joint ventures
         and limited partnerships                                            871                 1,477                   823
-------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                           (12,458)               (9,637)              (11,078)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Notes payable banks:
         Cash proceeds from borrowings                                   422,551               396,793               438,816
         Principal repayments                                           (424,451)             (407,023)             (403,891)
     Principal repayments of mortgage notes payable                         (463)                 (360)                 (571)
     Proceeds from the issuance of subordinated notes                     25,000                     -                     -
     Principal repayments of subordinated notes                          (24,513)                    -                     -
     Debt issuance costs                                                    (650)                    -                     -
     Subordinated notes redemption premium                                (1,478)                    -                     -
     Net increase (decrease) in customer deposits                          1,599                  (671)                  747
     Distributions paid to former S corporation stockholders                   -                     -                (1,082)
-------------------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by financing activities                 (2,405)              (11,261)               34,019
-------------------------------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash                                  (1,375)               (5,923)                3,410
         Cash balance at beginning of year                                 8,136                14,059                10,649
-------------------------------------------------------------------------------------------------------------------------------
         Cash balance at end of year                                  $    6,761             $   8,136             $  14,059
-------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
     Cash paid during the year for:
         Interest - net of amount capitalized                         $   12,875             $  14,007             $  10,634
         Income taxes - net                                           $   11,495             $   6,797             $   9,554
NON-CASH TRANSACTIONS DURING THE YEAR:
     Land acquired with mortgage notes payable                        $      159             $     374             $     519
     Single-family lots distributed from unconsolidated
         joint ventures                                               $   10,713             $   5,628             $  11,588
-------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of M/I Schottenstein Homes, Inc. and its subsidiaries. All significant intercompany transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company is engaged primarily in the construction and sale of single-family residential property in Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; the Virginia and Maryland suburbs of Washington, D.C. and, beginning in 1997, Phoenix, Arizona. The Company designs, builds and sells single-family homes on finished lots, which it purchases ready for home construction or which it develops. The Company also purchases undeveloped land to develop finished lots for future construction of single-family homes and for sale to others.

     The Company also conducts mortgage banking activities through M/I Financial, which originates mortgage loans primarily for purchasers of the Company's homes. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

     CASH IN ESCROW. Cash includes cash held in escrow of $393,000 and $407,000 at December 31, 1996 and 1995, respectively, pending completion of construction. Cash was primarily held in one bank at December 31, 1996 and 1995.

     INVENTORIES. Inventories are recorded at cost which is not in excess of net realizable value. Houses under construction include lot costs, construction costs, capitalized interest and indirect costs. These costs, other than interest, are charged, under the specific identification method, to cost of sales as housing sales are closed. Previously capitalized interest is included in interest expense when the related housing sales are closed. Lot costs are transferred to houses under construction from land costs when house construction commences.

     Depreciation on model home furnishings is recorded using an accelerated method over the estimated useful lives of the assets.

     Land and land development costs are allocated to development phases based on relative estimated market values. Development costs, capitalized interest and real estate taxes incurred during land development are allocated to each residential lot in a development phase based on relative estimated market values.

     INTEREST. The Company capitalizes interest during development and construction. Capitalized interest is charged to interest expense as the related inventory is delivered. The summary of total interest for 1996, 1995 and 1994 is as follows:

(Dollars in thousands)                       1996        1995        1994
--------------------------------------------------------------------------
Interest capitalized, beginning of year   $  7,560    $  7,322    $  6,139
Interest incurred                           12,405      14,436      11,148
Interest expensed                          (13,103)    (14,198)     (9,965)
--------------------------------------------------------------------------
Interest capitalized, end of year         $  6,862    $  7,560    $  7,322
--------------------------------------------------------------------------

     REVENUE RECOGNITION. Revenue and cost of revenue from the sale of real estate are recognized at the time title is transferred to the buyer and the buyer has met the minimum down payment requirement. Discounts and other sales incentives are included as a reduction of home-building revenue.

     The following table summaries both home-building and lot and land sales and cost of sales included in revenue and cost of revenue:

(Dollars in thousands)           1996       1995       1994
------------------------------------------------------------
Home-building sales           $560,980   $505,810   $478,657
Lot and land sales               8,915     16,145      8,528
Home-building cost of sales    460,573    418,697    397,063
Lot and land cost of sales       7,515     13,264      6,491
------------------------------------------------------------

     M/I Financial recognizes revenue from application fees when received, while revenue from loan origination fees are recorded when the loan closes. M/I Financial sells its loans and the majority of its servicing rights to outside mortgage lenders. The revenue from these transactions is recorded when the loan is sold. M/I Financial uses various methods to hedge the interest rate risk related to the loans it has committed to make to home buyers (see Note 13). Gains or losses resulting from these hedging transactions are included in revenue when the gain or loss from the sale of the related loan is recorded.

     WARRANTY COST. The Company provides a two-year limited warranty on materials and workmanship and a twenty-year limited warranty against major structural defects. An estimated amount of warranty cost is provided for each house at the time of sale. Warranty expense was $5,492,000, $4,475,000 and $4,256,000 for 1996, 1995 and 1994, respectively.

     DEPRECIATION. Depreciation of office furnishings, transportation and construction equipment is computed using both straight-line and accelerated methods based on the estimated useful lives of the assets. Depreciation expense was $1,193,000, $1,574,000 and $1,466,000 in 1996, 1995 and 1994, respectively.

     AMORTIZATION. The costs incurred in connection with the issuance of the new Subordinated Note, issued in 1996, (see Note 7) are being amortized over the terms of the related debt and are included in interest expense. Unamortized debt issuance costs of $632,000 relating to the new Subordinated Note, and $798,000 relating to the 14% Subordinated Notes, are included in other assets at December 31, 1996 and 1995, respectively.

     ADVERTISING. The Company expenses advertising costs as incurred. The Company expensed $4,765,000, $4,963,000 and

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

$4,831,000 in 1996, 1995 and 1994, respectively.

     NET INCOME PER COMMON SHARE. Net income per common share is calculated based on the weighted average shares outstanding during the period. The Company has no common stock equivalents other than outstanding options, which have no significant effect on the calculation.

     PROFIT SHARING. The Company has a trusteed deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Company contributions to the plan are made at the discretion of the Board and totalled $825,000 in 1996, $620,000 in 1995 and $715,000 in 1994 (including payment of expenses incurred by the plan).

     DISTRIBUTIONS TO STOCKHOLDERS. Distributions to stockholders represent payments by the Company to its stockholders for income earned while it was an S corporation. In January 1994, the Company made distributions of $1,082,000 to the former S corporation stockholders related to the Company's earnings from January 1, 1993 to November 8, 1993 (the date the Company's status as an S corporation was terminated).

     IMPACT OF ACCOUNTING STANDARDS. In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 121 amends the impairment provisions of the existing accounting literature which required the Company's home-building inventories to be carried at the lower of cost or net realizable value. Under the new provisions, if the Company's home-building inventories are determined to be impaired, the impairment loss is measured based upon the difference between the fair value of the asset and its carrying amount.

     The Company adopted SFAS 121 during the first quarter of 1996. Based on the Company's analysis of its home-building inventories, nothing of significance was found to be impaired and therefore the implementation of this statement had no impact on the financial condition or results of operations of the Company.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". Under SFAS 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in a note to the financial statements pro forma net income and earnings per share, as if the Company had applied the new method of accounting. The Company has determined that it will not adopt the expense recognition provisions of this standard; therefore, the new standard will have no effect on the Company's financial condition or results of operations. See Note 10 for the required disclosure under SFAS 123.

2. TRANSACTIONS WITH RELATED PARTIES

     Related parties are entities owned by, or partially owned by, certain stockholders of the Company or joint ventures and limited partnerships (see Notes 4 and 5) in which investments by the Company are accounted for by the equity method.

     The Company purchased lots and undeveloped land from the joint ventures and limited liability companies or limited partnerships of approximately $1,159,000, $4,286,000 and $3,608,000 in 1996, 1995 and 1994, respectively. The Company received distributions of $10,713,000, $5,628,000 and $11,588,000 in developed lots at cost in 1996, 1995 and 1994, respectively. The Company also had notes receivable from limited partnerships in 1995 (see Note 3).

     Eric J. Schottenstein, formerly Senior Vice President/Regional Manager - Carolina Region, resigned his position with the Company in December 1993. Mr. Schottenstein agreed to serve as a consultant to the Company for a period of three years, for which he was paid $192,000 in 1996, $207,000 in 1995 and $215,000 in 1994. This contract was paid in full in 1996.

     On March 15, 1997, the Board of Directors of the Company authorized the repurchase of 500,000 shares of the Company's common stock at $10.50 per share, which represents the closing price of the Company's common stock on March 14, 1997, from the Melvin L. Schottenstein family interests. These shares will be held as treasury shares by the Company. The total purchase price will be $5,250,000 and will be paid from proceeds of the Company's revolving line of credit. In conjunction with this stock transaction, Lenore S. Sagner has resigned from the Board of Directors. Amy D. Schottenstein has been elected to fill this vacancy.

3. RECEIVABLES

Receivables consist of the following:

(Dollars in thousands)                         1996       1995
-----------------------------------------------------------------
Mortgage loans to be funded                  $34,121    $22,797
Notes receivable from limited partnerships         -        440
Accounts receivable                              326        356
Accounts receivable from limited partnerships      -         19
-----------------------------------------------------------------
Total receivables                            $34,447    $23,612
-----------------------------------------------------------------

     Mortgage loans to be funded relate to houses sold and closed prior to December 31 and which were subsequently funded by unrelated lending institutions. Notes receivable from limited partnerships represent an advance from the Company which bore interest at the prime rate plus 1/2% for a total of 9.00% at December 31, 1995. The note was collected in full in 1996 (see Note 5).

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES AND LIMITED LIABILITY
CORPORATIONS


     At December 31, 1996, the Company had interests varying from 33% to 50% in each of 18 separate joint ventures (33% - 4 and 50% - 14), three formed in 1995, three in 1994, and twelve prior to 1994, and five separate limited liability corporations formed in 1996 (33% - 1 and 50% - 4) that engage in land development activi-

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

ties. These interests are recorded using the equity method of accounting.

     The Company receives its percentage interest of profits or its percentage interest of the lots developed in the form of a capital distribution. The Company received distributions of $10,713,000, $5,628,000 and $11,588,000 in developed lots at cost in 1996, 1995 and 1994, respectively, and purchased lots totalling $1,159,000, $1,333,000 and $1,105,000 in 1996, 1995 and 1994 from the joint ventures and limited liability corporations.

     Summarized condensed combined financial information for the joint ventures and limited liability corporations as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 is as follows:

SUMMARIZED CONDENSED COMBINED BALANCE SHEETS
-------------------------------------------------------------------
                                               December 31,
(Dollars in thousands)                     1996          1995
-------------------------------------------------------------------
Assets:
     Single-family lots,
     Land and land development costs      $28,378       $25,173
     Other assets                           1,796         1,284
-------------------------------------------------------------------
Total                                     $30,174       $26,457
-------------------------------------------------------------------
Liabilities:
     Debt                                 $ 1,081       $ 2,544
     Other liabilities                      3,429         2,132
-------------------------------------------------------------------
Total liabilities                           4,510         4,676
Partners' equity:
     Company's equity                      11,143         9,890
     Other                                 14,521        11,891
-------------------------------------------------------------------
Total Partners' equity                     25,664        21,781
-------------------------------------------------------------------
Total                                     $30,174       $26,457
-------------------------------------------------------------------

SUMMARIZED CONDENSED COMBINED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------
                                     Year Ended December 31,
(Dollars in thousands)            1996        1995        1994
-------------------------------------------------------------------
Revenue                          $1,334      $2,335    $1,706
Costs and expenses                1,153       2,158     1,809
-------------------------------------------------------------------
Income (loss)                    $  181      $  177    $ (103)
-------------------------------------------------------------------

     Joint venture earnings include $20,000, $45,000 and $44,000 of intercompany profit not included in the Company's earnings for 1996, 1995 and 1994, respectively. In addition, included in the Company's investment in the joint ventures at December 31, 1996 and 1995, is $349,000 and $413,000 of capitalized interest and other costs relating to the joint ventures. Letters of credit totalling approximately $3,297,000 are outstanding at December 31, 1996, which serve as completion bonds for joint venture development work in progress.


5. INVESTMENT IN LIMITED PARTNERSHIPS

     In 1992, the Company became a limited partner in two limited partnerships formed by affiliates to purchase and develop land and lots. The operations of the limited partnerships has primarily been funded through advances from the Company. In 1996, all outstanding advances and deposits were reimbursed to the Company. The advances outstanding as of December 31, 1995 totaled $465,000, which included $440,000 of notes receivable, which bore interest at prime plus 1/2%, and included $6,000 of deposits for lots the Company had an option to purchase from the limited partnerships at fair market value. The Company purchased lots totalling $2,953,000 and $2,503,000 from the limited partnerships in 1995 and 1994, respectively. No lots were purchased from the limited partnerships in 1996.

     For both limited partnerships, the land and related debt were recorded on the limited partnerships' books and the Company was not contingently liable for any of the limited partnerships' debt; therefore, the only amounts related to the limited partnerships that were recorded on the Company's books were the advances noted above, and the Company's investment in the limited partnerships of $0 and $262,000 at December 31, 1996 and 1995, respectively. The Company recorded income using the equity method of accounting from the limited partnerships of $65,000, $85,000 and $322,000 respectively for 1996, 1995 and 1994.

6. NOTES PAYABLE BANKS

     At December 31, 1996, the Company had revolving credit loans of $77,000,000 and letters of credit totalling $17,048,000 outstanding under a loan agreement with five banks. Borrowings under the loan agreement are at LIBOR plus a margin of between 1.75% and 2.50% and are primarily unsecured. This agreement provides for total borrowings not to exceed the lesser of $186,000,000 under the revolving credit agreement and $25,000,000, including $4,000,000 for joint ventures in which the Company is a partner, in the form of letters of credit; or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. This revolving credit facility and letter of credit commitment expires September 30, 2001, at which time the unpaid balance of the revolving credit loans outstanding shall be due and payable. Under the terms of the agreement, the banks shall make an annual determination as to whether or not to extend the maturity date of the commitment by one year. The Company is required to pay interest at LIBOR plus a margin and a commitment fee of 1/4 of 1% based upon the average daily unused portion of the note. The terms of the loan agreement contain restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. This agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time.

     At December 31, 1996, $23,300,000 was outstanding under a revolving loan agreement with a bank ("M/I Financial Loan Agreement") pursuant to which the Company and M/I Financial were permitted to borrow up to $25,000,000 to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings to 95% of the aggregate face amount of the

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Borrowings under this agreement are at the bank's prime rate less 0.25% and are unsecured. A commitment fee of 1/4 of 1% is payable quarterly based upon the average daily unused portion of the note. The M/I Financial Loan Agreement terminates on June 20, 1997 and the unpaid balance of such loans are payable on this date.

     At December 31, 1996, the Company had $109,000,000 of unused borrowing availability under its loan agreement, as well as $1,700,000 under the M/I Financial Loan Agreement. The weighted average interest rate of the Company's bank borrowings was 7.6% at December31,1996 and 8.5% at December 31, 1995 and 1994.

7.  SUBORDINATED NOTES

   In December 1991, the Company issued $20,000,000 principal amount of 14% Subordinated Notes and in April 1992, issued an additional $4,513,000. In December 1996, the Company redeemed all of these notes at a price of 106% of par. The redemption resulted in an extraordinary loss of $1,287,000, net of income taxes of $823,000.

   In December 1996, the Company executed a $25,000,000 Subordinated Note Purchase Agreement with The First National Bank of Boston. The proceeds were used to redeem the 14% Subordinated Notes outstanding in the amount of $24,513,000. The maturity date of the new Subordinated Note is December 15, 2001 and can be extended two additional years at the Company's option. The new Subordinated Note is redeemable, in whole or in part, after one year without penalty or premium. Each partial payment must be equal to or in excess of $5,000,000. Interest on the new Subordinated Note is at LIBOR plus 3.50% and adjusts quarterly. The new Subordinated Note limits payments for cash dividends to $2,000,000 plus a percentage of revenues.

   In compliance with the terms of the new Subordinated Note, the Company purchased a three-year, 9% interest rate cap agreement, effective December 2, 1996 through December 2, 1999. The agreement provides that if the interest rate in effect for each three month period is greater than the cap rate, the bank will pay to the Company the excess interest computed.

8. LEASE COMMITMENTS

   The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of one to twenty years. At December 31, 1996, the future minimum rental commitments, totalling $29,062,000, under noncancelable operating leases with initial terms in excess of one year are as follows: 1997 - $3,363,000; 1998 - $2,290,000; 1999 -
$1,745,000; 2000 - $1,335,000; 2001 - $1,205,000; and thereafter - $19,124,000.

   The Company's lease with a related party for approximately 27,000 square feet of office space expired August 31, 1996. At this time the Company extended the lease on a month-to-month basis at the current rental rate through February 1997. Rental expense was $347,000, $358,000 and $367,000 for 1996, 1995 and
1994, respectively.

   In 1995, the Company became a 1/3 owner of a limited liability company (the "LLC") formed to build, own and operate an approximately 85,000 square foot office building in Columbus, Ohio. The Company consolidated its five Columbus locations into this building and entered into a 20 year lease for the premises with the LLC. The Company moved into this new facility in December 1996. Included in the future minimum rental commitments above are rentals of $990,000 for 1997; $1,132,000 for 1998; $1,132,000 for 1999; $1,132,000 for 2000;
$1,132,000 for 2001; and $19,124,000 for all periods thereafter.

   The Company's total rental expense was $5,048,000, $5,023,000 and $3,699,000 for 1996, 1995 and 1994, respectively.

9. PREFERRED STOCK

   The Articles of Incorporation authorize the issuance of 2,000,000 shares of preferred stock, par value $.01 per share. The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights (excluding, under current Ohio law, voting rights) and qualifications, limitations or restrictions thereon, of any series so established, including dividend rights, liquidation preferences, redemption rights and conversion privileges.

10. STOCK INCENTIVE PLAN

   In November 1993, the Company adopted the M/I Schottenstein Homes, Inc. 1993 Stock Incentive Plan. This plan includes stock option, restricted stock and stock appreciation programs, under which an aggregate of 425,000 shares of common stock have been reserved for issuance. No awards have been granted under the restricted stock and stock appreciation programs. Stock options are granted at the market price at the close of business on the date of grant. Options awarded vest 20% annually over five years and expire after ten years. The following summarizes the transactions under the stock option program:

                                                       Weighted
                                       Option Price  Avg. Exercise
                           Shares        Per Share      Price
---------------------------------------------------------------------
Options outstanding
   December 31, 1993            -                 -          -
   Granted                 94,200           $16.125    $16.125
   Forfeited              (10,000)          $16.125    $16.125
---------------------------------------------------------------------
Options outstanding
   December 31, 1994       84,200           $16.125    $16.125
   Granted                 68,200       $6.75-$9.25     $6.823
   Forfeited              (18,000)    $6.75-$16.125    $14.042
---------------------------------------------------------------------
Options outstanding
   December 31, 1995      134,400     $6.75-$16.125    $11.684
   Granted                 60,700           $10.875    $10.875
   Forfeited               (1,250)  $10.875-$16.125    $11.925
---------------------------------------------------------------------
Options outstanding
   December 31, 1996      193,850     $6.75-$16.125    $11.429
---------------------------------------------------------------------
Options exercisable at
   December 31, 1994       16,840           $16.125    $16.125
   December 31, 1995       40,920     $6.75-$16.125    $13.208
   December 31, 1996       79,590     $6.75-$16.125    $12.338
---------------------------------------------------------------------

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     At December 31, 1996, options outstanding have a weighted average remaining contractual life of 8.9 years.

     In February 1997, the Company granted options for an additional 28,600 shares with the same terms as the previous awards, at a price of $10.625 which represents the market value at the date of grant.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996: expected volatility of 37.29%; risk-free interest rate of 8.50%; and expected lives of 4 years, and for grants in 1995: expected volatility of 50.84%; risk-free interest rate of 8.88%; and expected lives of 4 years. Based on these calculations, the fair value of the stock options at the date of grant were immaterial to the Company's financial statements at December 31, 1996 and 1995.

11. INCOME TAXES

The provision for income taxes consists of the following:

(Dollars in thousands)            1996        1995      1994
------------------------------------------------------------------
Federal                         $7,060      $5,312     $6,216
State and local                  1,907       1,318      1,364
------------------------------------------------------------------
   Total                        $8,967      $6,630     $7,580
==================================================================

     Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provision for income taxes are as follows:

(Dollars in thousands)              1996       1995      1994
------------------------------------------------------------------
Federal taxes at statutory rate    $8,077    $5,777    $6,718
Deduct federal tax effect of:
   Charitable contribution           (414)        -         -
   State taxes -
      net of federal tax benefit    1,240       857       887
   Other                               64        (4)      (25)
------------------------------------------------------------------
   Total                           $8,967    $6,630    $7,580
==================================================================

     The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 31,1996 and 1995 are as follows:


-------------------------------------------------------------------
(Dollars in thousands)                    1996         1995
-------------------------------------------------------------------
Assets:
Warranty, insurance and other
    reserves                             $3,589       $1,855
Inventory writedowns                      1,107          749
Inventories                                 706          584
State taxes                                  --          226
Depreciation                                147           67
Other                                       647          420
-------------------------------------------------------------------
Total deferred tax assets                 6,196        3,901
-------------------------------------------------------------------
Liabilities:
Prepaid expenses and deferred charges     1,030          854
State taxes                                  37           --
-------------------------------------------------------------------
Total deferred tax liabilities            1,067          854
-------------------------------------------------------------------
Net deferred tax asset                   $5,129       $3,047
===================================================================

12. COMMITMENTS AND CONTINGENCIES

     At December 31, 1996, the Company had sales agreements outstanding, some of which have open contingencies for approval of financing, to deliver 1,337 homes with an aggregate purchase price of approximately $245,236,000. At December 31, 1996, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $167,010,000. Purchase of the properties is contingent upon satisfaction of certain requirements by the Company and the sellers.

     At December 31, 1996, the Company had outstanding approximately $21,501,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits.

     The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of such litigation will be material to the financial statements of the Company.

13. FINANCIAL INSTRUMENTS

     M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 1996, M/I Financial is committed to fund $79,800,000 in mortgage loans to home buyers. Of this total, approximately $11,000,000 are adjustable rate loans and $68,800,000 are fixed rate loan commitments. The loans are granted at current market interest rates and the rate is guaranteed through the transfer of the title of the home to the buyer (the "Closing"). M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the home closes. The method to be used is determined at the time of the loan commitment based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at 70 to 95% of the committed balance, which is the balance of loans expected to be closed.

     One of the methods that M/I Financial uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires, or earlier if the Company determines that they will be unable to use the entire commitment prior to its expiration date. The Company expended $1,345,000, $898,000 and $1,406,000 in 1996, 1995 and 1994,
respectively, related to purchase commitments from outside investors to acquire mortgage loans. Such costs are expensed as a component of cost of goods sold. At December 31, 1996, the Company had approximately $50,700,000 of commitments to deliver mortgage loans to outside investors.

     The Company also hedges its interest rate risk using optional and mandatory forward sales of mortgage-backed securities. In these agreements, the Company agrees to sell and later agrees to buy similar but not identical mortgage-backed securities. Generally, the agreements are fixed-coupon agreements whereby

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

the interest rate and maturity date of both transactions are approximately the same and are established to correspond with the closing of the fixed interest rate mortgage loan commitments of the Company. The difference between the two values of the mortgage-backed securities in the agreements at settlement provide a hedge on the interest rate risk exposure in the mortgage loan commitments and is included in the gain or loss on the sale of the loans to third party investors. At December 31, 1996, these agreements matured within 90 to 120 days. Securities under forward sales agreements averaged approximately $15,300,000 during 1996 and the maximum amount outstanding at any month end during 1996 was $27,000,000. Hedging gains of $868,000 were deferred at year end as the mortgage loans and commitment contracts qualified for hedge accounting.

   To reduce the credit risk associated with accounting losses, which would be recognized if counterparties failed completely to perform as contracted, the Company limits the entities that management can enter into a commitment with to the primary dealers in the market. The risk of accounting loss is the difference between the market rate at the time a counterparty fails and the rate the Company committed to for the mortgage loans and any purchase commitments recorded with the counterparty.

   The following table presents the carrying amounts and fair values of the Company's financial instruments and the fair value of the Company's unrecognized financial instruments at December 31, 1996 and 1995. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                         1996                 1995
                                 -------------------  ---------------------
                                 Carrying     Fair    Carrying      Fair
(Dollars in thousands)            Amount      Value    Amount       Value
---------------------------------------------------------------------------
Assets:
  Cash, including
    cash in escrow               $  6,761   $  6,761   $  8,136   $   8,136
  Mortgage loans
    to be funded                   34,121     34,244     22,797      23,029
  Notes receivable                     --         --        440         440
  Accounts receivable                 326        326        375         375
  Prepaid financing
    commitments                       183         --        213          --
  Interest rate cap                    73         73         --          --
Liabilities:
  Notes payable
    banks                         100,300    100,300    102,200     102,200
  Subordinated notes               25,000     25,000     24,513      23,346
  Accounts payable                 32,016     32,016     29,219      29,219
  Other liabilities                35,724     35,724     25,715      25,715
Unrecognized Financial
  Instruments:
  Letters of credit                    --        127         --          84
  Commitments to
    extend real estate
    loans                              --      1,345         --         687
  Forward sale of
    mortgage-backed
    securities                         --        187         --        (163)

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1996 and 1995:

     CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND OTHER LIABILITIES. The carrying amounts of these items are a reasonable estimate of their fair value.

     MORTGAGE LOANS TO BE FUNDED. The estimated fair value of mortgage loans to be funded at December 31, 1996 and 1995 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 1996 and 1995.

     NOTES RECEIVABLE. The carrying value of notes receivable from limited partnerships, which bore interest at the prime rate plus 1/2%, approximates their fair value at December 31, 1995.

     PREPAID FINANCING COMMITMENTS. The estimated fair value was determined using fees currently charged for similar commitments and by estimating the prepaid financing commitments that will be utilized by the Company.

     NOTES PAYABLE BANKS. The interest rates currently available to the Company fluctuate with the LIBOR rate of the lending institutions and thus their carrying value is a reasonable estimate of fair value.

     SUBORDINATED NOTES. The estimated fair value was determined using the bid price for the debt instruments at December 31, 1995.

     LETTERS OF CREDIT. Letters of credit and outstanding completion bonds of $21,501,000 and $19,525,000 represent potential commitments at December 31, 1996 and 1995. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

     INTEREST RATE CAP, COMMITMENTS TO EXTEND REAL ESTATE LOANS AND FORWARD SALE OF MORTGAGE-BACKED SECURITIES. The fair value of these financial instruments was determined based upon market quotes at December 31, 1996 and 1995.

14. BUSINESS SEGMENTS

     The business segment information for 1996, 1995 and 1994 included on page 15 of the Company's 1996 Annual Report, incorporated herein by reference, is an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES
(UNAUDITED)

----------------------------------------------------------------------------------------
                                                                                JUNE 30,
(Dollars in thousands)                                                            1997
----------------------------------------------------------------------------------------

ASSETS

Cash, including cash in escrow                                                $   11,124
Receivables                                                                       25,697
Inventories:
     Single-family lots, land and land development costs                         139,697
     Houses under construction                                                   119,430
     Model homes and furnishings - at cost (less accumulated
         depreciation: $61)                                                       21,909
     Land purchase deposits                                                          600
Office furnishings, transportation and construction
     equipment - at cost (less accumulated depreciation:
         $3,693)                                                                   8,185
Investment in unconsolidated joint ventures and limited partnerships              12,828
Other assets                                                                       9,758
----------------------------------------------------------------------------------------

     TOTAL                                                                    $  349,228
----------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable banks - home-building operations                                $  129,000
Note payable bank - financial operations                                           9,580
Subordinated notes                                                                25,000
Accounts payable                                                                  42,137
Accrued compensation                                                               5,941
Income taxes payable                                                               1,162
Accrued interest, warranty and other                                              12,555
Customer deposits                                                                  9,097
----------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                           234,472
----------------------------------------------------------------------------------------

Commitments and Contingencies
----------------------------------------------------------------------------------------
Stockholders' equity:
Preferred stock - $.01 par value;
     authorized 2,000,000 shares;
     none outstanding                                                                  -
Common stock - $.01 par value;
     authorized 38,000,000 shares;
     issued 8,800,000 shares, of which 500,000 shares are held in Treasury            88
Additional paid-in capital                                                        50,573
Retained earnings                                                                 69,345
Treasury stock - at cost                                                          (5,250)
-----------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                       114,756
----------------------------------------------------------------------------------------

         TOTAL                                                                $  349,228
----------------------------------------------------------------------------------------


See Notes to Interim Unaudited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES
(UNAUDITED)

--------------------------------------------------------------------------------

                                                                                          SIX MONTHS ENDED
                                                                                              JUNE 30,
(Dollars in thousands, except per share information)                                     1997            1996
-----------------------------------------------------------------------------------------------------------------

Revenue                                                                               $251,843         $233,215
-----------------------------------------------------------------------------------------------------------------


Costs and expenses:
     Land and housing                                                                  201,532          187,930
     General and administrative                                                         14,798           13,518
     Selling                                                                            17,537           16,743
     Interest                                                                            5,061            6,028
-----------------------------------------------------------------------------------------------------------------


Total costs and expenses                                                               238,928          224,219
-----------------------------------------------------------------------------------------------------------------


Income before income taxes                                                              12,915            8,996
-----------------------------------------------------------------------------------------------------------------


Income taxes:
     Current                                                                             4,364            4,125
     Deferred                                                                              864             (388)
-----------------------------------------------------------------------------------------------------------------


Total income taxes                                                                       5,228            3,737
-----------------------------------------------------------------------------------------------------------------


Net income                                                                        $      7,687     $      5,259
-----------------------------------------------------------------------------------------------------------------

Net income per common share                                                       $       0.90     $       0.60
-----------------------------------------------------------------------------------------------------------------

Weighted average common shares
     outstanding                                                                     8,507,182        8,800,000
-----------------------------------------------------------------------------------------------------------------


See Notes to Interim Unaudited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES
(Unaudited)
--------------------------------------------------------------------------------

                                                                                       SIX MONTHS ENDED JUNE 30,
(Dollars in thousands)                                                                 1997                1996
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                                      $    7,687            $   5,259
   Adjustments to reconcile net income to net cash
   used by operating activities:
      Loss from property disposals                                                        121                   40
      Depreciation and amortization                                                       774                  771
      Decrease (increase) deferred income taxes                                           864                 (975)
      Decrease in receivables                                                           8,750                1,109
      Increase in inventories                                                         (38,242)             (24,253)
      Increase in other assets                                                           (132)                (573)
      Increase in accounts payable                                                     10,121               14,321
      Decrease in income taxes payable                                                   (340)              (1,274)
      Decrease in accrued liabilities                                                  (8,655)              (2,057)
      Equity in undistributed income of
         unconsolidated joint ventures and limited partnerships                          (151)                 (84)
-------------------------------------------------------------------------------------------------------------------
         Net cash used in operating activities                                        (19,203)              (7,716)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to model and office furnishings,
      transportation and construction equipment                                        (7,329)                (301)
   Investment in unconsolidated joint ventures                                         (4,680)              (5,003)
   Distributions from unconsolidated joint ventures
      and limited partnerships                                                            519                  358
-------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                        (11,490)              (4,946)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Notes payable banks:
      Cash proceeds from borrowings                                                   131,490              132,096
      Principal repayments                                                            (93,210)            (119,016)
   Principal repayments of mortgage notes payable                                           -                 (404)
   Net increase in customer deposits                                                    2,026                3,773
   Payments to acquire treasury stock                                                  (5,250)                   -
-------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                                     35,056               16,449
-------------------------------------------------------------------------------------------------------------------

         Net increase in cash                                                           4,363                3,787
         Cash balance at beginning of period                                            6,761                8,136
-------------------------------------------------------------------------------------------------------------------
         Cash balance at end of period                                             $   11,124            $  11,923
-------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
   Cash paid during the period for:
      Interest (net of amount capitalized)                                         $    4,555            $   5,229
      Income taxes                                                                 $    4,810            $   5,415

NON-CASH TRANSACTIONS DURING THE YEAR:
   Single-family lots distributed from unconsolidated joint ventures               $    4,482            $   2,224
-------------------------------------------------------------------------------------------------------------------


See Notes to Interim Unaudited Consolidated Financial Statements.

                 M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

   The accompanying consolidated financial statements and notes thereto have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial information. The results of operations for the six months ended June 30, 1997 and 1996 are not necessarily indicative of the results for the full year.

   It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Company's Annual Report to Shareholders for the year ended December 31, 1996.

   In the opinion of management, the accompanying unaudited financial statements reflect all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of financial results for the interim periods presented.

NOTE 2. AMENDED LOAN AGREEMENTS

   On May 7, 1997, the Company amended its bank loan agreement. Limits on certain restrictive covenants were increased under the amended agreement. The amount available and other terms of the agreement remain substantially the same as those in the agreement that it amends.

   On July 18, 1997, the Company and M/I Financial entered into a new $30 million bank loan agreement with the existing lender, pursuant to which the Company and M/I Financial have the ability to borrow at (a) the prime rate less 0.25%, or (b) LIBOR plus 1.75% or (c) a combination of (a) and (b). The agreement was previously amended on June 20, 1997 extending the maturity date until July 20, 1997 through a short-term note. The new agreement terminates on June 25, 1998, at which time the unpaid balance is due.

NOTE 3. SUBORDINATED DEBT

   On August 29, 1997, the Company entered into a Credit Agreement (the "Subordinated Debt Facility") with BankBoston, N.A. to issue $50 million of Senior Subordinated Notes. The proceeds were used to repay outstanding amounts under the Bank Credit Facility and the $25 million Subordinated Note due 2001 described above. The notes under the Subordinated Debt Facility bear interest at a fixed rate of 9.51% and mature on August 29, 2004.

NOTE 4. INTEREST

   The Company capitalizes interest during development and construction. Capitalized interest is charged to interest expense as the related inventory is delivered. The summary of total interest for the three and six months ended June 30, 1997 and 1996 is as follows:

                                                SIX MONTHS ENDED JUNE 30,
(Dollars in thousands)                             1997             1996
------------------------------------------------------------------------

Interest capitalized, beginning of period       $ 6,862         $  7,560
Interest incurred                                 5,797            6,202
Interest expensed                                (5,061)          (6,028)
-------------------------------------------------------------------------

Interest capitalized, end of period             $ 7,598         $  7,734
========================================================================

NOTE 5. CONTINGENCIES

   At June 30, 1997, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $154.9 million.

NOTE 6. PER SHARE DATA

   Per share data for the six months ended June 30, 1997 and 1996 was computed using the weighted average number of shares of common stock outstanding during the period of 8,507,182 shares and 8,800,000, respectively. The Company has no common stock equivalents other than outstanding options, which have no significant effect on the calculation.

NOTE 7. ACCOUNTING STANDARDS

   In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share." SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. This statement is effective for financial statements for both interim and annual periods ending after December 15, 1997. The Company has determined that the new standard will have no material impact on its EPS calculation.

   In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 is required to be adopted for the Company's 1998 annual financial statements. The Company has not yet determined what, if any, impact the adoption of this standard will have on its financial statements.

NOTE 8. TREASURY STOCK

   On August 1, 1997, the Company repurchased 702,439 shares of the Company's common stock at $12.8125 per share, which represents the closing price of the Company's common stock on July 30, 1997, from the Melvin L. Schottenstein family interests. These shares are held as treasury shares by the Company. The total purchase price was $9,000,000 and was paid with funds from the Company's bank credit facility.

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                -----------------


                                TABLE OF CONTENTS

                                                          PAGE
                                                          ----
Prospectus Summary...................................
Risk Factors.........................................
Use of Proceeds......................................
Price Range of Common Stock and Dividend Policy......
Capitalization.......................................
Selected Consolidated Financial and Operating Data...
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations........................................
Business.............................................
Management...........................................
Principal and Selling Shareholders...................
Description of Capital Stock.........................
Shares Eligible for Future Sale......................
Underwriting.........................................
Legal Matters........................................
Experts..............................................
Available Information................................
Incorporation by Reference...........................
Index to Consolidated Financial Statements...........     F-1


================================================================================

================================================================================


                                2,310,000 SHARES

                               M/I SCHOTTENSTEIN
                                  HOMES, INC.

                                  COMMON STOCK

                                   [M/I LOGO]

                                  ____________

                                   PROSPECTUS
                                     , 1997
                                  ------------


                                SMITH BARNEY INC.

                              SALOMON BROTHERS INC

                               SOUTHEAST RESEARCH
                                 PARTNERS, INC.

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated (except for the Securities and Exchange Commission and National Association of Securities Dealers, Inc. registration fees) fees and expenses payable by the Company in connection with the distribution of the Common Stock:

          Securities and Exchange Commission registration fee                         $ 12,555
          National Association of Securities Dealers, Inc. registration fee              4,627
          Printing and engraving costs                                                  75,000
          Legal fees and expenses                                                       70,000
          Accountants' fees and expenses                                                70,000
          Blue sky qualification fees and expenses                                      10,000
          Transfer agent fees                                                            1,000
          Miscellaneous                                                                  6,818
                                                                                      --------
             Total                                                                    $250,000
                                                                                      ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article EIGHTH of the Company's Amended and Restated Articles of Incorporation provides that:

                  The provisions of Section 1701.13(E)(5)(a) of the Ohio Revised Code or any statute of like tenor or effect which is hereafter enacted shall not apply to the corporation. The corporation shall, to the fullest extent not prohibited by any provision of applicable law other than Section 1701.13(E)(5)(a) of the Ohio Revised Code or any statute of like tenor or effect which is hereafter enacted, indemnify each director and officer against any and all costs and expenses (including attorney fees, judgments, fines, penalties, amounts paid in settlement, and other disbursements) actually and reasonably incurred or imposed upon such person in connection with any action, suit, investigation or proceeding (or any claim or matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof or any appeals therein, with respect to which such person is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a director or officer of the corporation, or by any reason of being or at any time having been, while such a director or officer, an employee or other agent of the corporation or, at the direction or request of the corporation, a director, trustee, officer, administrator, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture or other entity or enterprise including any employee benefit plan.

                  The corporation shall indemnify any other person to the extent such person shall be entitled to indemnification under Ohio law by reason of being successful on the merits or otherwise in defense of an action to which such person is named a party by reason of being an employee or other agent of the corporation, and the corporation may further indemnify any such person if it is determined on a case by case basis by the Board of Directors that indemnification is proper in the specific case.

                  Notwithstanding anything to the contrary in these Articles of Incorporation, no person shall be indemnified to the extent, if any, it is determined by the Board of Directors or by written opinion of legal counsel designated by the Board of Directors for such purpose that indemnification is contrary to applicable law.

         Article VIII of the Company's Regulations further provides:

                  Directors and officers of the corporation shall be indemnified against all expenses, judgments, settlements, fines and penalties actually and reasonably incurred in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the name of the corporation or otherwise) arising out of their service to the corporation or to another organization at the request of the corporation, provided the Director or officer acted in good faith and in a manner which the Director of [sic] officer reasonably believed to be in, and not opposed to, the best interest of the Corporation. Expenses incurred by a Director or an officer in defending a civil or criminal action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such suit, action or proceeding upon receipt by the corporation of an undertaking by or on behalf of such Director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section. The corporation may purchase and maintain insurance to protect itself and any such Director or officer against any liability asserted against him and incurred by him in respect of such service whether or not the corporation would have the power to indemnify him against such liability by law or under the provisions of this Section and the proper officer of the corporation, without further authorization by the Board of Directors, may in their discretion purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of another corporation, partnership, joint venture, trust or other enterprise, against any liability. The provisions of this Section shall be applicable to actions, suits or proceedings commenced after the adoption hereof, and shall also apply to Directors or officers who have ceased to render such service to the corporation, and shall inure to the benefit of the heirs, executors and administrators of the Directors and officers referred to in this Section. Each person (including a director or officer of any other corporation) who, at the request of the corporation, acts as a director or officer of any other corporation in which the corporation owns shares or of which it is a creditor, may, by action of the Board of Directors, be indemnified by the corporation to the same extent that Directors and officers of the corporation are indemnified by this Section.

         Reference is also made to Section __ of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying directors and officers of the Company against certain liabilities.

         In addition, the Registrant has purchased insurance coverage under policies issued by Federal Insurance Company (Chubb) which insure directors and officers against certain liabilities which might be incurred by them in such capacity.


ITEM 16.  EXHIBITS

                  1.1*          Form of Underwriting Agreement
                  5.1           Opinion of Vorys, Sater, Seymour and Pease as to
                                the validity of the Common Stock being offered

                  10.1 Executive Deferred Compensation Plan, hereby incorporated by reference to Exhibit 10(e) of the Predecessor's Annual Report on Form 10-K for the fiscal year ended December 31, 1989
                  10.2 Amendments to the Predecessor's Executive Deferred Compensation Plan dated March 29, 1991 and June 24, 1992, hereby incorporated by reference to Exhibit 19(a) of the Predecessor's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992
                  10.3 The Predecessor's Amended and Restated 401(K) Profit Sharing Plan, consisting of a savings plan adoption agreement, savings plan and savings plan trust, hereby incorporated by reference to Exhibit 10(cc) of the Predecessor's Annual Report on Form 10-K for the fiscal year ended December 31, 1991
                  10.4 P.L. 1992 Limited Partnership Certificate and Agreement of Limited Partnership dated March 25, 1992, hereby incorporated by reference to
                                Exhibit 10(vv) of the Predecessor's Registration Statement on Form S-4, Commission File No. 33-44914
                  10.5 Master Lease Agreement between the Predecessor and M/I Office Development Company dated August 7, 1992, hereby incorporated by reference to
                                Exhibit 19(c) of the Predecessor's Quarterly
                                Report on Form 10-Q for the quarter ended June 30, 1992
                  10.6 First Amendment to Master Lease Agreement between the Predecessor and M/I Office Development Company dated September 9, 1992, hereby incorporated by reference to Exhibit 19(b) of the Predecessor's Quarterly Report on Form 10-Q for the quarter ended September 30, 1992
                  10.7 Second Amendment to Master Lease Agreement between the Predecessor and M/I Office Development Company dated October 30, 1992, hereby incorporated by reference to Exhibit 19(c) of the Predecessor's Quarterly Report for the quarter ended September 30, 1992
                  10.8 Third Amendment to Master Lease Agreement between the Predecessor and M/I Office Development Company dated March 4, 1996, hereby incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995
                  10.9 Cascades 1992 Limited Partnership Certificate and Agreement of Limited Partnership dated July 20, 1992, hereby incorporated by reference to
                                Exhibit 10(cc) of the Predecessor's Annual
                                Report on Form 10-K for the fiscal year ended December 31, 1992
                  10.10 Revolving credit loan, seasonal loan and standby letter of credit agreement by and among the Company, Bank One, Columbus, N.A.; The Huntington National Bank; NBD Bank; National City Bank, Columbus; The First National Bank of Boston and Bank One, Columbus, N.A., as agent for the banks, dated September 29, 1995, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995
                  10.11 Amendment No. 1 to revolving credit loan, seasonal loan and standby letter of credit agreement by and among the Company, Bank One, Columbus, N.A.; The Huntington National Bank; The First National Bank of Chicago; National City Bank of Columbus; The First National Bank of Boston and Bank One, Columbus, N.A., as agent for the banks, dated May 7, 1996, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on form 10-Q for the quarter ended March 31, 1996
                  10.12 Second restated revolving credit loan and standby letter of credit agreement by and among the Company, Bank One, Columbus, N.A.; The Huntington National Bank; The First National Bank of Chicago; National City Bank of Columbus; The First National Bank of Boston; The Fifth Third Bank of Columbus and Bank One, Columbus, N.A., as agent for the banks, dated December 30, 1996, hereby incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996
                  10.13 Amendment No. 1 to second restated revolving credit loan and standby letter of credit agreement by and among the Company, Bank One, Columbus, N.A.; The Huntington National Bank; The First National Bank of Chicago; National City Bank of Columbus; The First National Bank of Boston; The Fifth Third Bank of Columbus and Bank One, Columbus, N.A., as agent for the banks, dated March 14, 1997, hereby incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996
                  10.14 Second Amendment to second restated revolving credit loan and standby letter of credit agreement by and among the Company, Bank One, Columbus, N.A.; The Huntington National Bank; The First National Bank of Chicago; National City Bank of Columbus; The First National Bank of Boston, The Fifth Third Bank of Columbus and Bank One, Columbus, N.A. as agent for the banks, dated May 7, 1997, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997
                  10.15 Promissory Note by and among the Company, M/I Financial Corp. and Bank One, Columbus, N.A., dated November 5, 1993, hereby incorporated by reference to Exhibit 19(d) of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993
                  10.16 Revolving Credit Agreement by and among the Company; M/I Financial Corp. and Bank One, Columbus, N.A., dated August 10, 1994, hereby incorporated by reference to Exhibit 10(b) of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994
                  10.17 Revolving Credit Agreement by and among the Company; M/I Financial Corp. and Bank One, Columbus, N.A. dated August 7, 1995, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995
                  10.18 First Amendment to revolving credit agreement by and among the Company, M/I Financial Corp. and Bank One, Columbus, N.A., dated May 7, 1996, hereby incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996
                  10.19 Revolving Credit Agreement by and among the Company; M/I Financial Corp. and Bank One, Columbus, N.A. dated July 19, 1996, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996
                  10.20 Revolving Credit Agreement by and among the Company; M/I Financial Corp. and Bank One Columbus, N.A. dated July 18, 1997, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997
                  10.21 1993 Stock Incentive Plan of the Company, hereby incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-8, Commission File No. 33-76518
                  10.22 Melvin and Irving Schottenstein Family Agreement by and among the Predecessor, the Company and its then shareholders of record dated October 7, 1993, hereby incorporated by reference to
                                Exhibit 10(ww) of the Company's Registration
                                Statement on Form S-1, Commission File No.
                                33-68564
                  10.23 First Amendment to Melvin and Irving Schottenstein Family Agreement by and among the Company dated March 17, 1997, hereby incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996

                  10.24 Company's 1994 President and Chief Executive Officer Bonus Program, hereby incorporated by reference to Exhibit 10.55 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993
                  10.25 Company's 1994 Corporate Executive Vice President Bonus Program, hereby incorporated by reference to Exhibit 10.56 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993
                  10.26 Company's Amended 1994 Corporate Executive Vice President Bonus Program, hereby incorporated by reference to Exhibit 10.60 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994
                  10.27 Company's 1994 Senior Vice President and Chief Financial Officer Bonus Program, hereby incorporated by reference to Exhibit 10.57 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993
                  10.28 Company's 1994 Senior Vice President and Treasurer Bonus Program, hereby incorporated by reference to Exhibit 10.58 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993
                  10.29 Company's 1994 Senior Vice President/General Counsel Bonus Program, hereby incorporated by reference to Exhibit 19.1 of the Company's Quarterly Report on Form 10-Q for the fiscal year ended March 31, 1994
                  10.30 Company's 1994 Senior Vice President/Regional Manager Bonus Program, hereby incorporated by reference to Exhibit 10.59 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993
                  10.31 Company's 1994 Division Manager Bonus Program, hereby incorporated by reference to Exhibit
                                10.60 of the Company's Annual Report on Form
                                10-K for the fiscal year ended December 31, 1993
                  10.32 Consulting and Separation Agreement between the Company and Eric J. Schottenstein, dated January 5, 1994, hereby incorporated by reference to
                                Exhibit 10.61 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993
                  10.33 Executive Employment Agreement by and among the Company and Irving E. Schottenstein dated August 9, 1994, hereby incorporated by reference to
                                Exhibit 10(c) of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994
                  10.34 Company's 1995 President and Chief Executive Officer Bonus Program, hereby incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994
                  10.35 Company's 1995 Corporate Executive Vice President Bonus Program, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995
                  10.36 Company's 1995 Senior Vice President and Chief Financial Officer Bonus Program, hereby incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995
                  10.37 Company's 1995 Senior Vice President and General Counsel Bonus Program, hereby incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995
                  10.38 Company's 1995 Senior Vice President and Treasurer Bonus Program, hereby incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995
                  10.39 Company's 1995 Senior Vice President/Regional Manager Bonus Program, hereby incorporated by reference to Exhibit 10.69 of the Company's Annual Report on Form 10-K for the year ended December 31, 1994

                  10.40 Company's 1995 Division Manager Bonus Program, hereby incorporated by reference to Exhibit
                                10.70 of the Company's Annual Report on Form
                                10-K for the year ended December 31, 1994
                  10.41 Company's 1996 President and Chief Executive Officer Bonus Program, hereby incorporated by reference to Exhibit 10.45 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995
                  10.42 Company's 1996 Corporate Executive Vice President Bonus Program, hereby incorporated by reference to Exhibit 10.46 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995
                  10.43 Company's 1996 Senior Vice President and Chief Financial Officer Bonus Program, hereby incorporated by reference to Exhibit 10.47 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995
                  10.44 Company's 1996 Senior Vice President and General Counsel Bonus Program, hereby incorporated by reference to Exhibit 10.48 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995
                  10.45 Company's 1996 Senior Vice President and Treasurer Bonus Program, hereby incorporated by reference to Exhibit 10.49 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995
                  10.46 Investment Home Compensation Plan dated September 1, 1995, hereby incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995
                  10.47 Limited Liability Company Agreement of Northeast Office Venture, Limited Liability Company dated November 17, 1995, hereby incorporated by reference to Exhibit 10.51 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995
                  10.48 Lease Agreement by and between the Company and Northeast Office Venture, Limited Liability Company dated November 17, 1995, hereby incorporated by reference to Exhibit 10.52 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995
                  10.49 Company's 1997 President and Senior Executive Vice President Bonus Program, hereby incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997
                  10.50 Company's 1997 Senior Vice President and Chief Financial Officer Bonus Program, hereby incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997
                  10.51 Company's Director Deferred Compensation Plan, hereby incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997
                  10.52 Termination Agreement dated July 31, 1997 between the Company and parties to the Melvin and Irving Schottenstein Family Agreement, hereby incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997
                  10.53 Note Purchase Agreement between the Company and The First National Bank of Boston, dated September 30, 1996, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on form 10-Q for the quarter ended September 30, 1996
                  23.1          Consent of Deloitte & Touche LLP
                  23.2 Consent of Vorys, Sater, Seymour and Pease (included in Exhibit 5.1)
                  24.1          Powers of Attorney (included on signature page)
-------------

*    To be filed by amendment.

ITEM 17.  UNDERTAKINGS

         (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (2)      The undersigned registrant hereby undertakes that:

                  (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on October 15, 1997.

                                    M/I SCHOTTENSTEIN HOMES, INC.

                                    By:    /s/ Robert H. Schottenstein
                                        ---------------------------------------
                                        ROBERT H. SCHOTTENSTEIN
                                        President

                                POWER OF ATTORNEY

         We, the undersigned directors and officers of M/I Schottenstein Homes, Inc. (the "Company") and each of us, do hereby constitute and appoint Irving E. Schottenstein, Paul S. Coppel and Kerrii B. Anderson, or any of them, the Company's true and lawful attorneys and agents, each with power of substitution, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys or agents, or any of them, may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the filing of this Registration Statement on Form S-2 in connection with the public offering of the Common Stock of the Company, including specifically but without limitation, power and authority to sign for us or any of us in the capacities indicated below, any and all amendments (including post-effective amendments) to such Registration Statement; and we do hereby ratify and confirm all that the said attorneys and agents, or their substitute or substitutes, or either of them, shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               NAME AND TITLE                      DATE                   NAME AND TITLE                  DATE
               --------------                      ----                   --------------                  ----

  /s/ Irving E. Schottenstein                                   /s/ Kerrii B. Anderson
-----------------------------------------                     ---------------------------------------
IRVING E. SCHOTTENSTEIN                          10/15/97     KERRII B. ANDERSON                        10/15/97
Chairman of the Board and Chief Executive                     Senior Vice President and Chief
Officer(Principal Executive Officer)                          Financial Officer(Principal Financial
                                                              and Accounting Officer)

  /s/ Friedrich K. M. Bohm                                      /s/ Robert H. Schottenstein
-----------------------------------------                     ---------------------------------------
FRIEDRICH K. M. BOHM                             10/15/97     ROBERT H. SCHOTTENSTEIN                   10/15/97
Director                                                      Director

  /s/ Steven Schottenstein                                      /s/ Lewis R. Smoot, Sr.
-----------------------------------------                     ---------------------------------------
STEVEN SCHOTTENSTEIN                             10/15/97     LEWIS R. SMOOT, SR.                       10/15/97
Director                                                      Director

  /s/ Norman L. Traeger
-----------------------------------------
NORMAN L. TRAEGER                                10/15/97
Director

                                INDEX OF EXHIBITS

EXH. NO.       NAME OF EXHIBIT                                                              PAGE NO.

1.1*          Form of Underwriting Agreement
5.1           Opinion of Vorys, Sater, Seymour and Pease as to the validity of the Common Stock being offered

10.1          Executive Deferred Compensation Plan, hereby incorporated by reference to Exhibit 10(e) of the Predecessor's Annual Report on
              Form 10-K for the fiscal year ended December 31, 1989
10.2          Amendments to the Predecessor's Executive Deferred Compensation
              Plan dated March 29, 1991 and June 24, 1992, hereby incorporated by reference to Exhibit 19(a) of the Predecessor's Quarterly
              Report on Form 10-Q for the quarter ended June 30, 1992
10.3          The Predecessor's Amended and Restated 401(K) Profit Sharing Plan,
              consisting of a savings plan adoption agreement, savings plan and savings plan trust, hereby incorporated by reference to Exhibit
              10(cc) of the Predecessor's Annual Report on Form 10-K for the
              fiscal year ended December 31, 1991
10.4          P.L. 1992 Limited Partnership Certificate and Agreement of Limited
              Partnership dated March 25, 1992, hereby incorporated by reference to Exhibit 10(vv) of the Predecessor's Registration Statement on
              Form S-4, Commission File No.
              33-44914
10.5          Master Lease Agreement between the Predecessor and M/I Office
              Development Company dated August 7, 1992, hereby incorporated by reference to Exhibit 19(c) of the Predecessor's Quarterly Report
              on Form 10-Q for the quarter ended June 30, 1992
10.6          First Amendment to Master Lease Agreement between the Predecessor and M/I Office Development Company dated September 9, 1992, hereby incorporated by reference to Exhibit 19(b) of the Predecessor's
              Quarterly Report on Form 10-Q for the quarter ended September 30,
              1992
10.7          Second Amendment to Master Lease Agreement between the Predecessor and M/I Office Development Company dated October 30, 1992, hereby incorporated by reference to Exhibit 19(c) of the Predecessor's
              Quarterly Report for the quarter ended September 30, 1992
10.8          Third Amendment to Master Lease Agreement between the Predecessor and M/I Office Development Company dated March 4, 1996, hereby incorporated by reference to Exhibit 10.14 to the Company's Annual
              Report on Form 10-K for the fiscal year ended December 31, 1995
10.9          Cascades 1992 Limited Partnership Certificate and Agreement of
              Limited Partnership dated July 20, 1992, hereby incorporated by reference to Exhibit 10(cc) of the Predecessor's Annual Report on
              Form 10-K for the fiscal year ended December 31, 1992
10.10         Revolving credit loan, seasonal loan and standby letter of credit agreement by and among the Company, Bank One, Columbus, N.A.; The
              Huntington National Bank; NBD Bank; National City Bank, Columbus;
              The First National Bank of Boston and Bank One, Columbus, N.A., as
              agent for the banks, dated September 29, 1995, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on
              Form 10-Q for the quarter ended September 30, 1995
10.11         Amendment No. 1 to revolving credit loan, seasonal loan and standby letter of credit agreement by and among the Company, Bank
              One, Columbus, N.A.; The Huntington National Bank; The First
              National Bank of Chicago; National City Bank of Columbus; The
              First National Bank of Boston and Bank One, Columbus, N.A., as
              agent for the banks, dated May 7, 1996, hereby

EXH. NO.       NAME OF EXHIBIT                                                              PAGE NO.

              incorporated by reference to Exhibit 10.1 of the Company's
              Quarterly Report on form 10-Q for the quarter ended March 31, 1996
10.12         Second restated revolving credit loan and standby letter of credit agreement by and among the Company, Bank One, Columbus, N.A.; The
              Huntington National Bank; The First National Bank of Chicago;
              National City Bank of Columbus; The First National Bank of Boston;
              The Fifth Third Bank of Columbus and Bank One, Columbus, N.A., as
              agent for the banks, dated December 30, 1996, hereby incorporated by reference to Exhibit 10.12 of the Company's Annual Report on
              Form 10-K for the fiscal year ended December 31, 1996
10.13         Amendment No. 1 to second restated revolving credit loan and standby letter of credit agreement by and among the Company, Bank
              One, Columbus, N.A.; The Huntington National Bank; The First
              National Bank of Chicago; National City Bank of Columbus; The
              First National Bank of Boston; The Fifth Third Bank of Columbus
              and Bank One, Columbus, N.A., as agent for the banks, dated March
              14, 1997, hereby incorporated by reference to Exhibit 10.13 of the
              Company's Annual Report on Form 10-K for the fiscal year ended
              December 31, 1996
10.14         Second Amendment to second restated revolving credit loan and standby letter of credit agreement by and among the Company, Bank
              One, Columbus, N.A.; The Huntington National Bank; The First
              National Bank of Chicago; National City Bank of Columbus; The
              First National Bank of Boston, The Fifth Third Bank of Columbus
              and Bank One, Columbus, N.A. as agent for the banks, dated May 7,
              1997, hereby incorporated by reference to Exhibit 10.1 of the
              Company's Quarterly Report on Form 10-Q for the quarter ended
              March 31, 1997
10.15         Promissory Note by and among the Company, M/I Financial Corp. and
              Bank One, Columbus, N.A., dated November 5, 1993, hereby
              incorporated by reference to Exhibit 19(d) of the Company's
              Quarterly Report on Form 10-Q for the quarter ended September 30,
              1993
10.16         Revolving Credit Agreement by and among the Company; M/I Financial
              Corp. and Bank One, Columbus, N.A., dated August 10, 1994, hereby incorporated by reference to Exhibit 10(b) of the Company's
              Quarterly Report on Form 10-Q for the quarter ended June 30, 1994
10.17         Revolving Credit Agreement by and among the Company; M/I Financial
              Corp. and Bank One, Columbus, N.A. dated August 7, 1995, hereby incorporated by reference to Exhibit 10.1 of the Company's
              Quarterly Report on Form 10-Q for the quarter ended June 30, 1995
10.18         First Amendment to revolving credit agreement by and among the
              Company, M/I Financial Corp. and Bank One, Columbus, N.A., dated
              May 7, 1996, hereby incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended
              March 31, 1996
10.19         Revolving Credit Agreement by and among the Company; M/I Financial
              Corp. and Bank One, Columbus, N.A. dated July 19, 1996, hereby incorporated by reference to Exhibit 10.1 of the Company's
              Quarterly Report on Form 10-Q for the quarter ended June 30, 1996
10.20         Revolving Credit Agreement by and among the Company; M/I Financial
              Corp. and Bank One Columbus, N.A. dated July 18, 1997, hereby incorporated by reference to Exhibit 10.1 of the Company's
              Quarterly Report on Form 10-Q for the quarter ended June 30, 1997

EXH. NO.       NAME OF EXHIBIT                                                              PAGE NO.

10.21         1993 Stock Incentive Plan of the Company, hereby incorporated by reference to Exhibit 4.4 of the Company's Registration Statement
              on Form S-8, Commission File No. 33-76518
10.22         Melvin and Irving Schottenstein Family Agreement by and among the
              Predecessor, the Company and its then shareholders of record dated
              October 7, 1993, hereby incorporated by reference to Exhibit
              10(ww) of the Company's Registration Statement on Form S-1,
              Commission File No. 33-68564
10.23         First Amendment to Melvin and Irving Schottenstein Family
              Agreement by and among the Company dated March 17, 1997, hereby incorporated by reference to Exhibit 10.20 of the Company's Annual
              Report on Form 10-K for the fiscal year ended December 31, 1996
10.24         Company's 1994 President and Chief Executive Officer Bonus
              Program, hereby incorporated by reference to Exhibit 10.55 of the
              Company's Annual Report on Form 10-K for the fiscal year ended
              December 31, 1993
10.25         Company's 1994 Corporate Executive Vice President Bonus Program,
              hereby incorporated by reference to Exhibit 10.56 of the Company's
              Annual Report on Form 10-K for the fiscal year ended December 31,
              1993
10.26         Company's Amended 1994 Corporate Executive Vice President Bonus
              Program, hereby incorporated by reference to Exhibit 10.60 of the
              Company's Annual Report on Form 10-K for the fiscal year ended
              December 31, 1994
10.27         Company's 1994 Senior Vice President and Chief Financial Officer
              Bonus Program, hereby incorporated by reference to Exhibit 10.57 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993
10.28         Company's 1994 Senior Vice President and Treasurer Bonus Program,
              hereby incorporated by reference to Exhibit 10.58 of the Company's
              Annual Report on Form 10-K for the fiscal year ended December 31,
              1993
10.29         Company's 1994 Senior Vice President/General Counsel Bonus
              Program, hereby incorporated by reference to Exhibit 19.1 of the
              Company's Quarterly Report on Form 10-Q for the fiscal year ended
              March 31, 1994
10.30         Company's 1994 Senior Vice President/Regional Manager Bonus
              Program, hereby incorporated by reference to Exhibit 10.59 of the
              Company's Annual Report on Form 10-K for the fiscal year ended
              December 31, 1993
10.31         Company's 1994 Division Manager Bonus Program, hereby incorporated by reference to Exhibit 10.60 of the Company's Annual Report on
              Form 10-K for the fiscal year ended December 31, 1993
10.32         Consulting and Separation Agreement between the Company and Eric
              J. Schottenstein, dated January 5, 1994, hereby incorporated by reference to Exhibit 10.61 of the Company's Annual Report on Form
              10-K for the fiscal year ended December 31, 1993
10.33         Executive Employment Agreement by and among the Company and Irving
              E. Schottenstein dated August 9, 1994, hereby incorporated by reference to Exhibit 10(c) of the Company's Quarterly Report on
              Form 10-Q for the quarter ended June 30, 1994
10.34         Company's 1995 President and Chief Executive Officer Bonus
              Program, hereby incorporated by reference to Exhibit 10.29 of the
              Company's Annual Report on Form 10-K for the fiscal year ended
              December 31, 1994
10.35         Company's 1995 Corporate Executive Vice President Bonus Program,
              hereby incorporated by reference to Exhibit 10.1 of the Company's
              Quarterly Report on Form 10-Q for the quarter ended March 31, 1995

EXH. NO.       NAME OF EXHIBIT                                                              PAGE NO.

10.36         Company's 1995 Senior Vice President and Chief Financial Officer
              Bonus Program, hereby incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended
              March 31, 1995
10.37         Company's 1995 Senior Vice President and General Counsel Bonus
              Program, hereby incorporated by reference to Exhibit 10.3 of the
              Company's Quarterly Report on Form 10-Q for the quarter ended
              March 31, 1995
10.38         Company's 1995 Senior Vice President and Treasurer Bonus Program,
              hereby incorporated by reference to Exhibit 10.4 of the Company's
              Quarterly Report on Form 10-Q for the quarter ended March 31, 1995
10.39         Company's 1995 Senior Vice President/Regional Manager Bonus
              Program, hereby incorporated by reference to Exhibit 10.69 of the
              Company's Annual Report on Form 10-K for the year ended December
              31, 1994
10.40         Company's 1995 Division Manager Bonus Program, hereby incorporated by reference to Exhibit 10.70 of the Company's Annual Report on
              Form 10-K for the year ended December 31, 1994
10.41         Company's 1996 President and Chief Executive Officer Bonus
              Program, hereby incorporated by reference to Exhibit 10.45 of the
              Company's Annual Report on Form 10-K for the year ended December
              31, 1995
10.42         Company's 1996 Corporate Executive Vice President Bonus Program,
              hereby incorporated by reference to Exhibit 10.46 of the Company's
              Annual Report on Form 10-K for the year ended December 31, 1995
10.43         Company's 1996 Senior Vice President and Chief Financial Officer
              Bonus Program, hereby incorporated by reference to Exhibit 10.47 of the Company's Annual Report on Form 10-K for the year ended
              December 31, 1995
10.44         Company's 1996 Senior Vice President and General Counsel Bonus
              Program, hereby incorporated by reference to Exhibit 10.48 of the
              Company's Annual Report on Form 10-K for the year ended December
              31, 1995
10.45         Company's 1996 Senior Vice President and Treasurer Bonus Program,
              hereby incorporated by reference to Exhibit 10.49 of the Company's
              Annual Report on Form 10-K for the year ended December 31, 1995
10.46         Investment Home Compensation Plan dated September 1, 1995, hereby incorporated by reference to Exhibit 10.2 of the Company's
              Quarterly Report on Form 10-Q for the quarter ended September 30,
              1995
10.47         Limited Liability Company Agreement of Northeast Office Venture,
              Limited Liability Company dated November 17, 1995, hereby
              incorporated by reference to Exhibit 10.51 to the Company's Annual
              Report on Form 10-K for the year ended December 31, 1995
10.48         Lease Agreement by and between the Company and Northeast Office
              Venture, Limited Liability Company dated November 17, 1995, hereby incorporated by reference to Exhibit 10.52 of the Company's Annual
              Report on Form 10-K for the year ended December 31, 1995
10.49         Company's 1997 President and Senior Executive Vice President Bonus
              Program, hereby incorporated by reference to Exhibit 10.2 of the
              Company's Quarterly Report on Form 10-Q for the quarter ended June
              30, 1997
10.50         Company's 1997 Senior Vice President and Chief Financial Officer
              Bonus Program, hereby incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended
              June 30, 1997
10.51         Company's Director Deferred Compensation Plan, hereby incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on
              Form 10-Q for the quarter ended June 30, 1997

EXH. NO.       NAME OF EXHIBIT                                                              PAGE NO.

10.52 Termination Agreement dated July 31, 1997 between the Company and parties to the Melvin and Irving Schottenstein Family Agreement, hereby incorporated by reference to Exhibit 10.5 of the Company's
              Quarterly Report on Form 10-Q for the quarter ended June 30, 1997
10.53         Note Purchase Agreement between the Company and The First National
              Bank of Boston, dated September 30, 1996, hereby incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on form 10-Q for the quarter ended September 30, 1996
23.1          Consent of Deloitte & Touche LLP
23.2          Consent of Vorys, Sater, Seymour and Pease (included in Exhibit 5.1)
24.1          Powers of Attorney (included on signature page)

------------------

*    To be filed by amendment.